
TOTAL
TANK VOLUME

2005 SERVICE FIRST



CALFRAC WELL SERVICES LTD. › ANNUAL REPORT


06012105


VAPOR
VIPK9-03
01-05

KAHRIMAN ABDULMEDZHIDOV, BOUALEM ABEDDOU, COLIN ADAM, WAYNE ADAMS, KATHLEEN AHEARN, SERGEY AGALAKOV, KONSTANTIN AGRIZKI, ZABIR AHMEDSJANOV, LUNDY AICHELE, CLAYTON AIRTH,
ROYCE ALDRED, SEAN D. ALLEN, SEAN P. ALLEN, TYLER ALLEN, KEN AMERO, DOUG ANDERSON, GLEN ANDERSON, CRAIG ANDREAS, IAN ANDREAS, JOHN ANDREWS, NATHAN ANDREWS, RUSTY ANGEL,
MARK ANGUS, DAN ARANYOS, SCOTT ARBEAU, JIM ARSCOTT, ROGER ARSENAULT, GARY ARTHUR, JOSHUA ARVIDSON, AMY AUSTIN, TERRY AVERY, JOSEPH AYARS, RAY BACKER, KIM BACKSTROM,
ALEXANDER BAIDUSCHA, BRIAN BAILE, KRISTI BAKER, RANDY BAKER, DENNIS BAKULA, BRIAN BALL, MIKE BALL, JOHN BALLEK, TYLER BANK, DAN BARKMAN, RONALD BARRETT, DAVE BARTHEL, DARBY
BASHNICK, DAVID BASINSKI, DON BATTENFELDER, JOSHUA BEALL, JESSY BEAUDOIN, KENNETH BEAZLEY, JERRY BECAK, WESLEY BEDNAR, TYLER BEDNASH, VLADIMIR BELAN, ALEXANDER BELJAEV,
GILLES BELZIL, DAVE BENNIE, STELLA BENSON, JARED BERGEN, RANDY BERGESEN, RON BERRY, MARK BEST, ADAM BICKNELL, AARON BISIO, ABUBAKAR BIZIMANA, ELI BLACKWELL, JERRY BLAKE, SCOTT
BLAKESTON, STEVEN BLANKE, SCOTT BLOOMFIELD, DWIGHT BOBIER, TROY BOHNET, MARK BOLTON, VIVIAN BOONE, STEFFEN BOS, ALBERT BOSCH, DAVID BOSCH, STEPHAN BOUCHARD, JOHN
BOURTRUP, ANTON BOUTCHEV, DALE BOWEY, KEITH BOWEY, KRIS BRADSHAW, DUSTIN BRATLAND, TANNER BRATLAND, JAMES BRAZIER, AL BREEMERSCH, BRIAN BRIAULT, KELLY BRILZ, JOHN BRISTOW,
GENE BROCK, JODY BROOKS, FLOYD BROWN, JORDAN BROWN, RANDY BROWN, RIKI BROWN, ROBERT BROWNLEE, CHAD BUFFINGTON, LYNUS BUGGIE, BRADY BULBECK, LEE BURLESON, WAYNE BUTLER,
HOLDEN BYERS, MIKE BYLSMA, JEFF A. BYRD, JEFF J. BYRD, ROMAN BYRTUS, KEVIN CAIN, COLIN CAINES, CHAD CALDWELL, JON-ADAM CALDWELL, BRIAN CALES, TAYLOR CAMPBELL, BRENT CARLSON,
EVAN CARR, GLENN CARRIERE, NICHOLAS CARTER, ANDREW CATHOLIQUE, JASON CHADWICK, DAVID CHAMBERS, GREG CHAPIN, AL CHENARD, BORIS CHERVIAKOFF, DARREN CHICOINE, LONI CHILTON,
EDUARD CHIRILOAIA, DUNCAN CHISHOLM, JASON CHOMYN, DENIS CHRISTENSEN, ERIK CHRISTIAN, RYAN CHRISTOFFERSEN, MATTHEW CHUNG, ARCHIE CLAMPITT, JODY CLARK, KEVIN CLATTENBURG,
BERNIE CLAYDON, JAMIE CLEMENT, CHRISTOPHER CLEMENTS, SHANNON CLEMENTS, ROBERT CLOUTIER, DEREK COATES, MARK COCKS, ELIZABETH COLBARY, MIKE COLWELL, TODD CONNOLLY, KEN
CONWAY, CLINT COSTALL, RONNIE COURT, JASON CRAWFORD, ALBERT CREED, JEREMIAH CRIDER, DANNY CRITCH, VELDA CRUMMY, JENNIFER CSIKOS, PETER CUMMINS, TREVOR CUMMINS, STEVE
DADGE, GENE DALLAS, FRANK DALZIEL, MARK DARROW, DAYNA DAVENPORT, IAN DAVIDSON, ANTHONY DAVIS, CODY DAVIS, ROBERT DAVIS, CHAD DAWE, ANDREW DAWSON, SCOTT DAY, LYNDEN DE
CECCO, SHAWN DEAN, DAVE DEASE, KEVIN DEAUST, MARC DEBOON, ROBERT DECK, STACEY DEERING, JAMIE DEFOREST, CHRIS DELAUNAY, DIONE DEMAS, DOUG DENECKY, PAVEL DENICHENKO, PHELIM
DENNING, KEVIN DENT, TREVOR DENTON, BLAKE DEOBALD, DAREN DERKSEN, DANIEL DESANKO, TOM DESJARLAIS, MICHAEL DIAZ, GORDON DIBB, TERRY DICK, JOHN DOIRON, DENNIS DOLL, CLAYTON
DONEY, DWAYNE DONEY, DMITRI DOROFEEV, JUDY DOUGAN, JOHN DOYLE, BRYAN DRAKE, DOUG DRAKE, JONATHON DRAKE, JOSEPH DUBOIS, EVGENI DUBRO, JAMES DUCHARME, FRANK DUCHCHERER,
RYAN DUCKWORTH, CASEY DUECK, DON DUECK, TERRY DUFFY, RYAN DUGDALE, JEREMY DUNAWAY, STEVE DUNCAN, ANDREW DUNHAM, JIM DUNLOP, RICHARD DUNN, CHRISTINE DUNNING, DOUG DURELL,
TROY DURKEE, JASON DUSSEAULT, DAN DYCK, JASON DYCK, MORGAN EDLUND, JOSH EDWARDS, MIKE EGGERS, MARK ELASSER, LES ELGERT, SHAUN ELL, ROSS ELLITHORPE, DON ENGLISH, BILL ENNS,
LILA ENSLEN, PAVEL EREMENKO, JIM ERICKSON, TED ERICKSON, JUSTIN ERIXON, IRFAN ESMAIL, DUANE EVANS, TODD EVERSON, JEFF FAHLMAN, DAMIR FAZLYEV, JEAN-PIERRE FERLAND, VICKI FILEWICH,
ERIC FISCHBUCH, MARTY FISCHER, MIKE FISCHER, SCOTT FLADAGER, DAN FLAHR, GLEN FLAIG, DANIEL FLOCK, JOE FLUG, VITALI FOGEL, RUSSELL FOLEY, KENNETH FOUST, TERRY FOWLER, BLAINE
FRADETTE, RICHARD FRANK, TRAVIS FRESER, TREVOR FREY, LARRY FRIESEN, IRWIN FRITZ, MICHAEL FRYKBERG, BRENT FULLER, ROB GALE, ROB GALE JR., LUIS GALVAN, REBECCA GAMBLE, JOSEPH
GARRETT, MICHAEL GATES, PRESTON GAULT, WENSLEY GAVINS, WAYNE GAZAWAY, TODD GELLNER, HARLEY GIBERSON, SCOTT GIBSON, WENDY GIBSON, PAUL GILLESPIE, SANDRA GIVENS, LEONARD
GLOVER, ANDREY GLUSCHENKO, SERGEY GNUSIN, IAN GOOD, NATALIA GOUSSEVA, JUSTIN GRABO, LORRAINE GRAHAM, MITCHELL GRAHAM, TYSON GRAHAM, MICHAEL GRAYSON, GIL GREFF, ANDREW
GREWAL, BRIAN GRIFFIN, JEREMIAH GRIFFIN, TIMOTHY GRIFFIN, PETER GRIN, EVGENI GRISCHAEV, JOHN GRISDALE, SERGEY GRUNIN, DAVID GRYPUIK, KEVIN GRYPUIK, ROY GUENTHER, DANIEL GUIDINGER,
MARTIN GURDIAN, JOEL GUSTUS, MARK GUY, DALLAS HALA, STEVEN HALE, ROBERT HALFORD, ROBERT HALL, DALE HALLIHAN, JUSTIN HAMILTON, BRENT HANAGHAN, DAN HANDYSIDES, ANDY HARDER,
MURRAY HARMON, BLAIR HARPER, JENNIFER HARPER, DAVID HARTLEY, DERRICK HARTLING, FRED HARTNELL, JAMES HARVIE, KAMIL HASSIB, MARK HATTERSLEY, DARCY HAUCK, DAVID HEIDINGER, KEVIN
HEIDINGER, ROLF HEINEMANN, GRANT HENNES, CHAD HERBRANSON, MURRAY HICKS, BRETT HIEBERT, BRENT HILL, BILL HILLIS, RON HILLIS, TODD HISCOCK, GERALD HNATIUK, KENNY HO, RYAN HOAG,
JASON HOEY, RANDY HOFFER, KEN HOFFMAN, FRANKLIN HOLLOWAY, DARYL HOLMES, BRENT HOLT, MIKE HOLTZMAN, MICHAEL HOOSE, DONALD HOOVER, JESSE HORAN, CRAIG HOUGHTON, JACOB
HOVIUS, CHAD HOWARD, WILLIAM HOWES, DARRICK HOWLETT, VERN HRENYK, REINER HUBERT, TREENA HUBERT, RYAN HUBL, SCOTT HUBLY, BRETT HUCKERBY, RAY HUDON, BLAIR HUMPHREY, ROD
HUMPHREY, JAMEY HUNT, JEFF HUNTER, JEFF HURLEY, JAMES HURSON, CHAD HUTCHINGS, CODY HYAM, TETYANA ILLICHOVA, ARVIN IMHOFF, BRAD INGRAM, VLADIMIR IVANOV, BILL IWASIW, CHRIS
JACKMAN, SEAN JACKMAN, BLAKE JACKSON, JURT JAGGERT, RICHARD JAMES, STEVEN JAMES, DEAN JAMIESON, GARNET JARVIS, MICHAEL JARVIS, SCOTT JENSEN, BOYD JETT, GRAHAM JOHNSON,
MARK JOHNSON, MARK E. JOHNSON, WAYNE JOHNSON, COREY JONES, JAMES JUDSON, ALEXANDER KAMYNIN, MORGAN KANE, VAL KARY, ROB KASCHL, ALLEN KAUPP, JORDAN KEJR, JEREMY KEMP,
JAMES KERR, MATTHEW KERR, LONNIE KEY, MURRAY KEY, JOE KILFORD, ALEXANDER KIRUSHIN, SERGEY KISELEV, ROGER KITT, DAVID KLATT, TED KLAVER, NAOMI KLIMACH, MAXIM KNIAZEV, NICHOLAS
KOCH, AL KOROLIK, WILIAM KOVACS, WALLY KOZAK, ELGAN KRACHT, YURI KRASILNIKOV, VASILI KRASNIKOV, JASON KRAUSE, SHAUN KRISTIANSON, DAVID KRIZSAN, MARK KRUCKEBERG, ANDREY KRYLOV,
GARY KUIKEN, OLEG KULIKOV, VLADIMIR KUROCHKIN, JESSE KUSHNIRUK, BRIAN KUSS, VASILI KUZNETSOV, VLADIMIR KVAK, MARCEL LAFERRIERE, SHAWN LAFERRIERE, RICHARD LAFORCE, WARREN
LAGACE, ALLAN LALONDE, KEN LALONDE, MARK LAMONTAGNE, JIM LANE, MARCEL LAPLANTE, DALE LARSEN, BARB LARSON, JORDAN LASANTE, ADAM LATOS, KEN LAVALLE, DARCY LAWRANCE, PAT
LAWTON, STEPHEN LEBSACK, KYLE LEHR, CHAD LEIER, SCOTT LEISHER, ADRIAN LEISMEISTER, DARWIN LEISMEISTER, MIKE LESMISTER, ROBERT LEVERICK, BLAYNE LEVESQUE, LINDSEY LEVINS, LANCE
LEWIS, PIERRE L'HOIR, BRADLEY LIFESO, DAN LIMOGES, DAVE LINDEMAN, DARRELL LINDSTRAND, JODY LINFIELD, KIP LINTNER, JAMES LINVILLE, DARCY LISAFELD, KELLY LISHCHYNSKY, MICHAEL
LITTMAN, BILL LLEWELLYN, HEATHER LLEWELLYN, ERIC LOBBAN, NATHAN LONGMUIR, JASON LONGPRE, CHRIS LONSON, KELLY LONSON, MIKE LORENSON, NEIL LOWES, DAVID LUCAS, MARK LUCAS,
STEVEN LUCHAK, KIM LUDTKE, IVAN LUGOVENKO, MICHAEL LUMLEY, KEN LUPYCZUK, LYLE LUST, KENNETH LYNN, RICHARD LYONS, LANCE MABLEY, TYLER MACDIARMID, ANDREW MACDONALD, TINA
MACDONALD, DANIEL MACINTYRE, COLIN MACISSAC, ALEX MACK, CHRIS MACKAY, DARCY MACKAY, BYRON MACLEAN, TERRY MACLEOD, GARY MACPHERSON, JOHN MACPHERSON, JOSEPH MADSEN,
KERRY MAHAR, VLADIMIR MAKRUSHIN, DAVID MALOTT, IGOR MALYAR, ALEXANDER MAMAZHONOV, JEFFERY MANGELS, DWAYNE MANN, SHAWN MAQUIS, RON MARCEAU, LARRY MARR, BILL MARTENS,
MICHAEL MARTINEZ, JARRET MARTYNUIK, ALBERT MASLAHOV, KELLY MASON, KELLY MAST, MARK MAST, JAMES MASTERS, SHANE MATTHEWS, CHANTEL MATUSKA, BRYCE MAUCH, STEVEN MAXWELL,
BRENT MAYO, RON MCCARTNEY, TRAVIS MCCARTNEY, BRIAN MCCONNELL, JOHN MCCONNELL, CHRIS MCCORKELL, CHRIS MCCULLEY, CODY MCDONALD, BRIAN MCELROY, EVAN MCEWEN, WENDY
MCFAWN, RON MCINNIS, ANDREW MCKAY, DARCY MCKAY, BRAD MCKENNA, FLOYD MCKINNON, LINDSAY MCKINSTRY, PERRY MCLAUGHLIN, SCOTT MCLEAN, AL MCMASTER, KATE MCNEAL, DEVIN
MCNEILL, MALCOM MCNEILL, JASON MCPHERSON, ROSS MCQUEEN, OLEG MEDVEDEV, TOM MEDVEDIC, DANNY MEIER, CRAIG MEISSNER, BRENT MERCHANT, MICHAEL MIEDOWICZ, MATT MIGNAULT,
SERGEY MIHAILOV, VADIM MIHAILOV, YURI MIHAILOV, LUKE MILBERRY, GORD MILGATE, BRETT MILLER, SHANE MILLER, SHAUN MILLER, MICHAEL MITCHELL, ALEXANDER MODIN, DESMOND MONTGOMERY,
ROY MONTOYA, BETTY ANNE MOORE, JUSTIN MOORE, RICK MOORE, TREVOR MOORE, JORGE MORALES, ALLAN MORGAN, ANDREW MORRIS, JACK MORRIS, EARL MORRISON, SCOTT MORRISSETTE,
MICHAEL MULLENIX, BRENT MULNER, BRENT MULNER SR., BERNARD MURRAY, ROD MUTH, DAVID MYKYTE, ED MYLES, ANUSORN NARONG, KATHLEEN NEAULT, AARON NEIFER, CALVIN NEITZ, DANIEL
NELSON, KERRY NERBAS, MIKE NEUFELD, SEAN NEWHOOK, DAVE NICHOLSON, BILL NICKEL, DARREN NICOL, GAVIN NICOLSON, CHRIS NIMMO, MARK NORLIN, CORY NOSEWORTHY, DWAYNE NOSEWORTHY,
FLUR NURIAHMETOV, NDUKA NWOGWUGWU, GARRY OAKE, JASON OBERHAUS, ROB OBST, CINDY OLIVAS, CLINT OLIVER, ROB O'REILLY, RICK ORTIZ, KEVAN OUIMET, ALEXEY OXENDLER, BILL OZMUN, BRAD
PAGE, SERGEY PALIKOV, KEITH PALMER, MICHAEL PANCEL, ROBERT PARANYCH, SEAN PARK, DEREK PARKER, GORDON PASICIEL, BROCK PAULSON, VASILI PAVLECHKO, BRUCE PAYNE, MARK PAYNE, KEN
PEARCE, ROBERT PEARCE, CHAD PEARSALL, DEREK PEARSON, RONALD PEDDLE, RONNIE PEDDLE, JAMIE PEIRENS, MICHEL PELLETIER, COLIN PENZ, TYSON PEREZ, KELLY PERIARD, DEAN PERRY, ALFRED
PETERS, RYAN PETERSEN, DAVID PETERSON, DARLENE PETTIT, ABE PETZOLDT, DARRYL PHILIPCHUK, MAURICE PHILIPPOT, STEVE PHIPPS, KEVIN PICKERING, KURTIS PIDLINSY, MATT PIECHNIK, CRAIG
PIERRARD, ADAM PILLING, MICHAEL PILLING, BRONESLAV PLESKACH, VLADIMIR PODKIN, RICK PODMOROFF, ROLAND POIRIER, ALEXANDER POLTORATSKI, GARRY POROCHNAVY, TRACY POTSKIN, JAMIE
POTTER, WAYNE POTTER, DOUG POTTS, HARVEY PRATT, JASON PRATT, JOHN PRATT, TED PRATT, BRENNAN PRESTIE, NICOLE PRETTY, TYLER PRICE, MATTHEW PRINCE, SCOT PROCTOR, BRETT PUDWELL,
CURT PUDWELL, RODELTA QUEMUEL, JAMES RAAFS, GRAHAM RACZ, RICHARD RADWAY, ILDUS RAHIMOV, NAIL RAHMATULIN, HAYDEN RAHN, TODD RAINVILLE, SCOTT RALSTON, DAIN RAMEY, RODDY
RAMEY, DOUGLAS RAMSAY, BRIAN RAMSEY, CURTIS RAUSCH, ERRIN REED, JOHN REED, KEVIN REELIE, RICHARD REID, TED REIMER, TREVOR REINHARDT, JOSH REINHART, MICHAEL RENO, AMBER RICHARD,
CHRIS RIEPMA, IAN RIGBY, STEPHEN RIKSTAD, YURI RIKUZOV, JOHN RINDAL, TAWNYA RING, JOSEPH ROACH, CHRIS ROBAK, WILLIAM ROBB, WILLIAM ROBBINS, ROBBIE ROBERTS, CHAD ROBERTSON, DALE
ROBINSON, JASON ROBINSON, JOSE ROCHA, BILL ROCKEY, DON RODGER, JOHN RODRIGUES, AGUSTIN RODRIGUEZ, JOSE RODRIGUEZ, GARY ROKOSH, YURI ROMANOV, MIKE ROMANOW, JASON ROSE,
WADE ROSE, JOHN ROSS, JOHN A. ROSS, CHRIS ROTH, NICK ROWE, REENA RUPRAI, GRANT RUSHTON, KEVIN RUSSELL, JEFF RUSSIL, MERLIN RUUD, DALBERT RYCROFT, BRIAN RYDER, LARRY RYDER,
VARIS SAITGALIN, PAUL SALAZ, KAREN SALAZAR, CARLOS SALINAS, BRIAN SAMPSON, MITCHELL SANDY, MARK SANTOS, GENNADI SAPOZHNIKOV, ROSA SCAGNETTO, DANIEL SCHAEFER, DANIEL
SCHAEFER, DERRICK SCHAFER, SHANA SCHAFER, GUY SCHAPPERT, DON SCHICK, RUSS SCHIMETZ, RUSSEL B. SCHIMETZ, LYNDON SCHLITTER, ADAM SCHMALZ, KODY SCHMIDT, MICHAEL SCHNITMAN,
TRAVIS SCHROH, MARK SCHULTZ, PHILIP SCHUMACHER, MARK SCHUMLICK, GINO SCOTT, JASON SCOTT, MICHAEL SCOTT, SHAWN SCOTT, CURTIS SEAMAN, CLAY SEARLE, JORDAN SEARS, DOUG
SEEFRIED, MICHAEL SEMENOV, YURI SEMENOV, YURI SEMOCHKIN, STEVEN SENKIW, BRYAN SHAMBAUGH, CHARLES SHARPE, COURTNEY SHARPE, ALLA SHEFER, VITALI SHERBANEV, JAY SHICK, MURRAY
SHINSKI, ALEXANDER SHIROKALOV, STEVE SIEBENGA, ALLAN SIMPSON, DARROLD SINCENNES, DARWIN SINCENNES, DENNIS SIRON, KEVIN SKINKLE, JARED SKINNER, RODNEY SKOMOROH, BRENT
SLEEKING, GORD SLEEKING, BRENDA SMALLWOOD, JEFF SMART, CHRIS SMETHERS, SERGEY SMIRNOV, ART SMITH, BRAD SMITH, COLIN SMITH, DANNY SMITH, JONI SMITH, MIKE E. SMITH, MIKE J.
SMITH, MITCHELL SMITH, RUSSELL SMITH, RYAN SMITH, SEAN SMITH, ALEXANDER SMOLONOGOV, NATHEN SNELSON, ADAM SOCH, DAVID SOKOLOFF, KAMUELA SOLOMON, DENIS SOLORZANO, KEN
SOMERS, OWEN SOSTAD, JOSE SOTO JR., DANIEL SOUILLET, CANDACE SPENCE, RICK SPENCE, STEPHEN SRUBOWICH, TRAVIS ST. GERMAIN, GARNER STACK, BRAD STADNYK, JON STAEHR, MARK
STANG, DANIEL STARNES, MICHAEL STATES, JUSTIN STEELE, TIM STELMASCHUK, ROBERT STEPHENSON, AARON STEWART, ROBERT STICKNEY, KELLY STIEFEL, CHANCE STIMSON, GORD STRANGE,
WADE STRONG, HOWARD STUART, JASON STURROCK, SERGEY SUNTSOV, JOHN SUPER, KEVIN SUTHERLAND, ROBERT SUTHERLAND, IGOR SVIRNEI, VITALI SVYATKIN, LAWRENCE SWAINSTON, DAVID
SWITNER, VIKTOR TAKTAEV, CO TANG, MARK TAYLOR, MICHAEL TAYLOR, TRAVIS TAYLOR, DARREN THATCHER, BRETT THERRIAULT, LANE THERRIAULT, RAWLYN THIESSEN, ANTHONY THOMAS, DENNIS
THOMAS, TRAVIS THOMPSON, CHAD THOMSON, DAVE THORNTON, LAURIE THORPE, BARRY TILLER, WILBERT TINDALE, ADAM TITFORD, CLIFF TOEWS, CAMERON TOMBS, LANCE TOMSHACK, DAVID
TREMBLAY, ANATOLI TRETIAKOV, RICHARD TROST, TRENTON TRUMAN, ALANA TRUNDLE, RAFAL TRZECIAK, JACKIE TSUJI, RICK TUCK, BOB TUILAEPA, TEDDY TUILAEPA, DAMIR TUKAEV, MYO TUN,
STUART TURNER, MARK UDAL, DWAYNE UREINER, ALEXANDER URSU, ELVIR VAHITOV, ANDREW VAN HAM, BLAKE VANCUREN, MATT VANDERBERG, JASON VATH, ALAN VERGOUWEN, DON VERMEEREN,
LANE VERMUNT, MIKE VEROKOSKY, ALEXANDER VILEGSCHANIN, JOSE VILLACORTA, MARTIN VILLENEUVE, NANCY VITALE, KEN WADDINGTON, PRESTON WALD, CAMERON WALDNER, JAMES WALDNER,
DANNY WALKER, BEVERLEY WALL, DAN WALLACE, GERRY WALLINGTON, RALPH WALTER, RON WARD, JEFF WARRILOW, THOMAS WATSON, ALEX WAWIA, VAL WEAVER, RICK WEBSTER, PAUL WEDMAN,
JASON WEINKAUF, DENNIS WEISS, JUSTIN WEISS, ROBERT WELLS, STEVE WENTZELL, JANUARY WEST, MURRAY WHENHAM, KEN WHITE, ROBERT WHITFORD, JOSH WIEDEMANN, KELLY WIESER, JOEL
WILKEN, SAMUEL WILLIAMS, DALE WILSON, SCOTT R. WILSON, SHELDON WINSOR, GARFIELD WISEMAN, KEITH WOCK, BILL WOLFF, GLEN WOLFORD, LAWRENCE WONG, OSSIE WOZNY, MARTIN WRIGHT,
LANCE WUNSCH, JORDAN WUTTUNEE, TODD YEOMANS, DWAYNE YOUNG, JOSHUA YOUNG, RODNEY YOUNG, STEPHEN YOUNG, BRADLEY YOUNGS, DARYL ZAMKO, SHAWN ZAMKO, DOUG ZATORSKI,
HOLLIE ZATZEK, RUSTY ZENTNER, HOLLY ZHANG, PAVEL ZHOVNIR, ABDISAPAR ZHYMIKIN, RICHARD ZIEGLER, LLOYD ZMAEFF, WYATT ZOERB, YURI ZOLOTUHIN, JOE ZUCCATTO, VITALI ZVEZDOCHKIN

A major cornerstone of Calfrac's success has been the collective experience, expertise and performance of our employees who are dedicated to serving our customers with creativity, integrity and hard work based on our Company's key principle, SERVICE FIRST.





TSX › CFW

Calfrac Well Services Ltd. was founded in June 1999 and has since become a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia.

Our goal is the same today as it was when we began six years ago: to safely and efficiently provide the highest degree of expertise, innovation and service to our customers. The concept is simple, but the implementation is not. Although we compete in an arena with companies several times our size, our success is attributable to our ability to meet the needs of our customers by providing superior service and technologies that work in the field.

Calfrac is a Canadian corporation headquartered in Calgary, Alberta with regional offices in Denver, Colorado and Moscow, Russia as well as operating bases located in Grande Prairie, Medicine Hat, Red Deer and Strathmore, Alberta; Grand Junction and Platteville, Colorado; and Noyabrsk, Russia. The common shares of Calfrac Well Services Ltd. are listed for trading on the Toronto Stock Exchange under the symbol CFW.

Product Expansion

Calfrac has invested heavily in specialty designed fracturing, coiled tubing, cementing and well servicing solutions. Each of these rapidly growing service lines offers new opportunities for our Company to develop innovative equipment and technologies that improve operating efficiency, reduce environmental impact, lower finding costs for our clients and deliver results. We continue to diversify our activities so that our personnel and equipment can operate at capacity year-round.



DEEP FRACTURING ›

Deep fracturing is a technically and operationally challenging segment of the fracturing market that is currently experiencing massive growth worldwide. Calfrac has quickly become a leading service provider in the deeper, more technical areas of northern Alberta, northeastern British Columbia and western Colorado by offering innovative equipment, technology solutions and highly trained personnel to expertly execute these difficult projects. Over the past year, we increased our fleet of deep fracturing spreads to seven, expanded our operating base in Grande Prairie, Alberta, opened new operating bases in Grand Junction, Colorado and Noyabrsk, Russia as well as increased our technical sales, service and support team. Consequently, we are well positioned to take advantage of this market's growing demand.





COILED TUBING ›

Since 1999, Calfrac has successfully developed innovative equipment and treating procedures required to effectively complete every coiled tubing assignment: from relatively simple shallow natural gas operations to the high-tech, deep natural gas projects. Calfrac will expand this service line in order to meet the growing deep coiled tubing markets of North America and Russia by adding three units and mobilizing one of these units to Western Siberia in the first half of 2006. We are also currently constructing four new coiled tubing units that will be capable of working in a variety of geographic locations and which should be ready for deployment during the fourth quarter of 2006.



CEMENTING ›

During 2005, Calfrac increased its suite of services to include cementing through the purchase of the remaining 30% of Ram Cementers Inc. By year-end 2006, we will have expanded the original fleet of 4 cementing units to 17, which include state-of-the-art single and twin pumping units that utilize high energy, closed mixing systems. We have established new operating bases in Grande Prairie and Strathmore, Alberta that are in close proximity to our customers' activities and which are equipped with modern bulk blending facilities. In addition, we have assembled a full complement of experienced technical, field and management personnel ready to further grow these operations.



› Specifically designed fracturing through coil units are used to complete high rate nitrogen fracture treatments on coalbed methane wells. Calfrac currently has access to 15 of these rigs, including 14 units that are under long-term contracts with a third party supplier in order to meet customer demand in this growing market segment.

› The value of providing safe working environments for its employees, third party contractors and customers as well as protecting the environment and the Company's resources are a focus of Calfrac's operations. The Company has developed and maintains sound operating policies and procedures, and provides the training tools and knowledge required by its field personnel to make quality decisions.



Geographic Expansion

Calfrac is well positioned to serve customers whose worldwide reach requires a global partner. We are excited about our continuing growth in Canada and the United States, as well as our recent entry into the Russian market. We have the geographic diversification necessary to meet our clients' needs through a network that currently spans ten offices, in three countries.



British Columbia
Alberta

CANADA ›

Calfrac is the Canadian market leader in providing innovative conventional hydraulic and coalbed methane fracturing throughout the shallow and unconventional gas markets as well as the deeper, more technical areas of the Western Canadian Sedimentary Basin. We are growing our coiled tubing and cementing service lines with a focus on the deeper exploration areas of northern Alberta and northeastern British Columbia. In addition, we have expanded our existing facilities and added new operating bases to include Calgary, Grande Prairie, Medicine Hat, Red Deer and Strathmore, Alberta in order to better support our operational growth and to better service the needs of our customers. In Canada, we currently operate 18 fracturing spreads, 9 coiled tubing units and 9 cementing units.



UNITED STATES ›



Wyoming
Utah
Colorado
New Mexico

During 2002, we commenced operations in the Rocky Mountain region of the United States with one fracturing spread. Subsequently, we have expanded our U.S. operations to include three fracturing spreads that currently service eastern Colorado, the DJ and Piceance Basins in western Colorado as well as the Uintah Basin in eastern Utah. We have recently increased our service offering in this market to include coiled tubing operations. In addition to our Denver and Platteville, Colorado offices, we have opened a district office in Grand Junction, Colorado to service our customers' growing activities in the Piceance and Uintah Basins.



RUSSIA ›



Moscow
Western Siberia

Russia is currently the world's third largest fracturing market behind the U.S. and Canada. Calfrac entered this robust well service market in 2005 with two coiled tubing units, nitrogen, fluid pumping and related equipment. In addition, we have opened a regional office in Moscow as well as an operating base at Noyabrsk in Western Siberia. During 2006, we expect to deploy our first fracturing spread and additional coiled tubing and related well service equipment to this market. Our experienced Russian-based management team continues to review other long-term service and supply opportunities in the region with a mandate to grow this operation by diversifying our customer base and expanding our pumping service lines to include acidizing and cementing.







- To ensure quality performance, all of Calfrac's new equipment is thoroughly tested prior to being put into service. Here, a proprietary high rate hydration unit that provides improved product quality at high treating rates is field tested prior to its introduction to *commercial applications.*

› *Calfrac field technicians install pressure control equipment that is designed to ensure safe well control under a variety of conditions.*


CALFRAC

Internal Expansion

The greatest challenge facing the oil and gas service industry today is securing a reliable, qualified and dedicated workforce. At Calfrac, employee development is a vital part of our efforts to strengthen our organization and assure that we have the right people in place at the right time.



RAC

TRAINING ›

Focused recruiting and extensive training programs have been instituted to ensure that we hire the best, train the best and retain the best. There is a finite pool of quality talent in any geographic area and the lack of available field technicians, engineers and managers can limit any company's ability to grow and prosper. We are committed to building long-term relationships with our employees through continuous training as well as hard and soft skills development that will help them expand their capabilities, discover new strengths and build rewarding careers. Our goal is to advance people through our Company as quickly as their skills are developed so that they may become an integral part of our technology, operations and management teams. Programs are designed to empower our employees with a global perspective in three distinct disciplines: technical; health, safety and environment; and management skills training. By providing an environment of ongoing exceptional learning both in the classroom and the field, we increase productivity and performance through our people and we create a company that operates at optimum efficiency.



In September 2005, Calfrac opened a new training facility in Calgary, Alberta that has been staffed with experienced training professionals of various specialties. The new facility operates five days a week with up to three training classes in session at any given time.





⌃ Cement slurries are designed to provide hydraulic isolation within the wellbore, and testing these slurries at bottom hole conditions is essential to ensure the hydraulic isolation is attained. Slurries are cured for up to seven days in 2" x 2" cement cubes at precise bottom hole pressures and temperatures. The samples are then destructively tested to determine the compressive strengths of the cured cement.

› Calfrac utilizes sophisticated monitoring and analysis tools, and employs expert technicians and highly trained maintenance personnel to ensure its unique fleet of specialty oilfield services equipment continues to operate safely and efficiently and to the Company's high standards.


NITROGEN
REFRIDGERATED
LIQUID

ANNUAL RESULTS ›

Years Ended December 31, (000s, except per share data)	2005	2004	Change
	$	$	%
Financial			
Revenue	**314,325**	241,379	30
Gross margin	**109,098**	83,783	30
Net income	**60,113**	45,630	32
Per share – basic (1)	**1.66**	1.45	14
– diluted (1)	**1.64**	1.45	13
Cash flow from operations (2)	**80,592**	58,946	37
Per share – basic (1)	**2.23**	1.87	19
– diluted (1)	**2.20**	1.87	18
EBITDA (3)	**79,611**	64,027	24
Per share – basic (1)	**2.20**	2.03	8
– diluted (1)	**2.18**	2.03	7
Capital expenditures	**97,614**	51,327	90
Working capital	**39,396**	52,343	(25)
Total assets	**336,815**	266,196	27
Shareholders' equity	**234,021**	174,956	34
Market capitalization at year-end	**1,460,201**	855,569	71
Weighted average shares outstanding (#) (1)	**36,216,499**	31,542,298	15
	#	#	%
Operating			
Fracturing spreads			
Conventional	**17**	12	42
Coalbed methane	**4**	2	100
Total	**21**	14	50
Coiled tubing units			
Shallow	**9**	9	–
Deep	**2**	2	–
Total	**11**	11	–
Cementing units	**9**	4	125

QUARTERLY RESULTS ›

Quarters Ended	March 31,		June 30,		September 30,		December 31,	
(000s, except per share data)	2005	2004	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$	$	$
Revenue	**80,694**	57,298	**44,619**	41,066	**77,377**	60,538	**111,634**	82,477
Gross margin	**32,437**	21,063	**7,630**	7,643	**25,694**	20,732	**43,336**	34,346
Net income (loss)	**21,670**	9,068	**(1,876)**	1,657	**12,947**	11,771	**27,372**	23,134
Per share – basic (1)	**0.60**	0.44	**(0.05)**	0.05	**0.36**	0.34	**0.75**	0.64
– diluted (1)	**0.59**	0.44	**(0.05)**	0.05	**0.35**	0.34	**0.75**	0.64
Cash flow from operations (2)	**26,015**	11,235	**2,280**	4,674	**18,503**	14,880	**33,794**	28,156
Per share – basic (1)	**0.72**	0.54	**0.06**	0.14	**0.51**	0.43	**0.93**	0.78
– diluted (1)	**0.71**	0.54	**0.06**	0.14	**0.51**	0.43	**0.92**	0.78
EBITDA (3)	**25,339**	16,186	**1,907**	4,591	**18,234**	15,299	**34,131**	27,950
Per share – basic (1)	**0.70**	0.78	**0.05**	0.13	**0.50**	0.44	**0.94**	0.77
– diluted (1)	**0.69**	0.78	**0.05**	0.13	**0.50**	0.44	**0.93**	0.77

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Service First

It is our mission to safely and efficiently provide the highest degree of expertise and service to our customers by maintaining our focus on people, equipment and technology with the stability provided by a strong financial foundation.

+30%



Revenue (millions)
350
300
250
200
150
100
50
0
$67.5
$96.1
$156.6
$241.4
$314.3
2001
2002
2003
2004
2005



Letter to Shareholders

Driven by specific corporate strategies for operational and geographic diversification, exceptional performance and fiscal responsibility, Calfrac completed its sixth consecutive year of uninterrupted growth, delivering record levels of activity and substantial financial and operating gains.

For Calfrac, 2005 was a banner year in which we significantly grew revenues and operational capacity. Through an expanding geographic network, an increased operating fleet and a rapidly growing customer base, our solid financial performance was a function of our clear leadership in providing specialized oilfield services to a marketplace that continues to grow dramatically.

FINANCIAL HIGHLIGHTS ›

Calfrac continued its record of outperforming the previous year, reflecting the progress we are making on all fronts amid strong commodity prices and unpredictable climates. Even more gratifying, however, is our ability to grow profitably under a range of market scenarios. This is due primarily to the fact that we continue doing what we do best: rigorously focusing on our core businesses, maintaining an "edge" over our competition by way of innovative technologies and equipment, optimizing our assets and maximizing our revenues. During the past year, Calfrac reported record financial results that included:

- **increasing revenue 30% to $314.3 million;**
- ***growing net income 32% to $60.1 million or $1.66 per share; and***
- ***improving shareholders' equity 34% to $234.0 million.***

Perhaps more importantly, average consolidated fracturing revenue per job, a key metric we use to measure our success, increased 25% to $45,006 from $35,914 in 2004. During 2005, our capital expenditures program totaled $97.6 million that included the addition of seven fracturing spreads, five cementing units and various related support equipment.


+25%
Consolidated Fracturing Revenue Per Job
50,000
40,000
30,000
20,000
10,000
0
$21,621
$23,326
$28,099
$35,914
$45,006
2001
2002
2003
2004
2005

OPERATIONAL HIGHLIGHTS ›

The importance of technology in delivering value-added solutions begins in our own operations with the ability to share ideas and best practices, support regional and global customers, improve productivity, increase efficiency, reduce environmental impact and drive continuing growth.

During 2005 in Canada, although we were plagued with weather-related challenges in southern Alberta (precipitation 300% to 400% over historical averages), we remained focused and successfully executed our operating plan that included:

- **increasing our capacity to execute fracturing operations in the deeper, more technical areas of northern Alberta and British Columbia;**
- **expanding our presence in the fracturing market by introducing Ultra High Rate Nitrogen Pumpers designed for coalbed methane ("CBM") operations in the Horseshoe Canyon coal formation of southern Alberta;**
- **introducing NGCMon frac model technology that increases efficiency and job execution in CBM field applications;**
- **securing new and expanding existing long-term contracts to satisfy demand in the growing shallow gas and CBM fracturing markets of Western Canada;**
- **purchasing the remaining 30% of Ram Cementers Inc. and subsequently adding new equipment and infrastructure, thereby successfully integrating this new service line into the Company's operations;**
- **opening a new operating base in Strathmore, Alberta;**
- **expanding our existing facilities in Grande Prairie and Red Deer, Alberta; and**
- **opening a training facility in Calgary, Alberta to augment the field training of our crews.**

In the United States, we opened a new operations facility in Grand Junction, Colorado that currently services both the Piceance Basin in the western part of that state and the Uintah Basin in eastern Utah. Activity levels late in the year were very encouraging with our three fracturing spreads being highly utilized. We have hired experienced marketing, engineering, operations and management personnel to further grow our U.S. operations and customer base.

While expansion to new geographic areas is a natural progression, it can be fraught with risk. However, when this move is backed with detailed research, forecasts and market analysis, the potential for growth and reward is high. During 2005, Calfrac entered the Russian well service market with long-term contracts for two deep coiled tubing units. In September and October, equipment arrived in Western Siberia at our operating base located near the city of Noyabrsk and active operations commenced. Many of our Company's top management possess an abundance of Russian well service industry experience, so we anticipate this market will become a major contributor to our financial and operational growth plans going forward.

We have a strategy in place that gives us **considerable strength** in a dynamic market, plus the flexibility we need to turn opportunity to advantage.

STRATEGIC GROWTH OPPORTUNITIES ›

During 2005, Calfrac's senior management team and Board of Directors engaged in formal long-range strategic planning sessions to explore a variety of growth opportunities available to our Company. For competitive reasons, it is our policy not to disclose specific details of these deliberations, however it can be said that we have a strategy in place that gives us considerable strength in a dynamic market, plus the flexibility we need to turn opportunity to advantage. Our Company's mandate is to remain focused on specialized pumping services, including fracturing, coiled tubing, cementing and acidizing. To that end, our goal continues to include:

- **growing our existing service lines in areas where value can be added through new innovative technologies and equipment design, as well as improved operating efficiencies through enhanced methodologies;**
- **increasing market share in all our product offerings; and**
- **expanding geographically in northern Canada, additional areas of the United States Rocky Mountain region, other U.S. basins and throughout Western Siberia in Russia.**

We will continue to review other global markets and complementary service lines where we deem Calfrac to have an advantage either politically, technically or through customer driven opportunities. We believe that our established operating bases located in the world's three major oilfield service markets will act as a springboard for our Company's future growth by leveraging off our experience, technological advantages and established customer base.

ONGOING CHALLENGES ›

Supply of major commodities is an ongoing challenge for our industry. In order to keep pace with our Company's expansion in the fracturing and coiled tubing markets, we have been proactive in securing long-term contracts for supplies of nitrogen and carbon dioxide. The supply of proppants for our fracturing operations is critical in all our operating areas. To ensure supply, we have engaged local suppliers in both the Canadian and U.S. markets with long-term contracts and have secured our proppant requirements in Russia through our customer base.

Cement is in short supply worldwide. We have sourced multiple suppliers of this commodity and have added additional bulk supply in our major operating areas to mitigate the peaks and valleys of the supply chain.

Equipment manufacturers continue to operate at record levels, resulting in delivery times for new equipment being stretched longer than in previous years. Consequently, we have expanded this division's management and support staff along with our vendor base in Canada, the United States and Europe. We have leveraged our relationships and have been proactive in obtaining major components directly from the factories.

With major expansion in all of our service lines and geographic areas, the challenge of hiring, training and retaining a reliable and dedicated workforce is ongoing. In September, we opened a new training, research and development facility in Calgary, Alberta that has been staffed with experienced training professionals of various specialties. The new facility operates five days a week with up to three training classes in session at any given time. Our goal is to always have 7% to 10% of our field and office staff engaged in some form of technical, safety or hard or soft skill training, thereby reinforcing Calfrac's leadership position of providing our customers with up-to-date technology along with safe and efficient operations, and for our employees, the opportunity to learn and grow with our Company.



Sophisticated microprocessors are used to control the addition of chemicals to a job and to ensure quality specifications are met on all treatments pumped.

OUTLOOK ›

Looking out through 2006 and beyond, all indicators point to continued strong commodity prices, and as a result, industry forecasts for the year reflect sustained high levels of field activity and demand for the specialized oilfield services that Calfrac provides. To that end, our Company is enjoying a strong start to the 2006 fiscal year.

Our $148 million capital program for 2006 contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support all of our Company's operations. It is anticipated that the majority of the additional equipment will be mobilized during the year's fourth quarter, at which time Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units fully operational.

In Canada, we will continue to exploit the high-tech, deep fracturing market and expand our coiled tubing and cementing service lines. We will stay the course with our CBM high rate nitrogen fracturing fleets, and add value to our customers through high equipment utilization by way of our third party fracturing through coil contracts. We will deploy a much larger capital fleet throughout the U.S. Rocky Mountain region, and in Russia, we expect to deploy additional coiled tubing units and commence fracturing operations utilizing two new spreads. We will aggressively market our service lines and look to grow our operations and customer base in existing and new regions.

To create new value for our shareholders and customers, and greater opportunities for our employees, we continue to strive for operational excellence under our motto of SERVICE FIRST and TECHNOLOGIES THAT WORK IN THE FIELD. From technology investments to customer care to employee achievement, we must perform with the highest degree of quality, efficiency and integrity.

Calfrac is a young company in an old industry. Our year-over-year record financial and operating performance reflects our highly motivated profit centres and our innovative, creative thinking. We are proud of our achievements, which is a credit to our outstanding group of directors, management and employees. We wish to thank each member of our team for their individual contribution to our success and to all Calfrac customers and shareholders for their continued confidence and support.

On behalf of the Board of Directors,

RONALD P. MATHISON
Chairman

DOUGLAS R. RAMSAY
President & Chief Executive Officer

February 28, 2006
Calgary, Alberta

Technologies
That Work in the Field

The quality of our assets is fundamental to the viability of a long-life specialized oilfield services company that serves a global market. The direction we have chosen provides tremendous opportunities to grow and prosper. Now, and in the future, we will win more business to serve customers in new and exciting ways.



+37%
Cash Flow From Operations (millions)
100
75
50
25
0
$17.0
$18.1
$30.3
$58.9
$80.6
2001
2002
2003
2004
2005


WS

With a comprehensive fleet of specialty designed fracturing, well servicing and cementing units, Calfrac is able to respond quickly to customer demand and new opportunities by mobilizing equipment and personnel to geographic regions as required with minimal time and cost.


CWS



– *Highly trained field personnel conduct thorough quality control inspections of each aspect of set up and assembly, thereby ensuring the safe and successful completion of the project. Here, a Calfrac field technician assembles a specialized down hole tool for use in a fracturing through coil operation.*



Fracturing Services

Hydraulic fracturing increases the conductivity of an oil or gas zone to the wellbore, thereby increasing the flow and proportion of hydrocarbons to be extracted or produced from that zone. Calfrac provides both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal, also known as coalbed methane ("CBM") fracturing.

During 2005, Calfrac utilized 17 conventional and 4 CBM fracturing spreads to complete 6,572 jobs in Canada and the United States. The Company currently operates 18 Canadian and 3 U.S. fracturing crews from four operating bases in Canada and two facilities in the United States. By the end of 2006, Calfrac will be operating 27 fracturing spreads.

SERVICE LINES ›

Calfrac provides specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout the Western Canadian Sedimentary Basin, the Rocky Mountain region of the United States and Russia. During 2005 in Canada, the Company provided its full suite of services utilizing 14 conventional and 4 coalbed methane ("CBM") fracturing spreads, nine coiled tubing units and nine cementing units. In the U.S., it provided well fracturing services utilizing three conventional fracturing spreads, and in Russia, it operated two deep coiled tubing units and related equipment.

Calfrac's strategy continues to be focused on growing into new geographic areas, adding complementary service lines and maintaining a prescribed level of its equipment fleet operating under long-term commitments, thereby helping to minimize localized weather related issues while responding to industry and market conditions, fluctuations in regional activity levels and customer demand.

CANADIAN OPERATIONS ›

Exceptionally wet operating conditions in central and southern Alberta severely hampered the Company's shallow gas and CBM crews throughout most of 2005. With Calfrac's concentration of 10 fracturing spreads in this area (6 dedicated to shallow gas fracturing and 4 to high rate nitrogen fracturing) out of a total of 15 Canadian fracturing spreads operating during this period, overall annual equipment utilization was below expectations, ending the year with a total of 6,063 fracturing jobs completed. During 2005, the Company expanded its focus on the deeper, more technically challenging areas of northern Alberta and northeastern British Columbia, and as a result, completed a record 949 deep fracturing jobs out of its Grande Prairie, Alberta operating base. During 2006, the Company plans to add one shallow and one deep fracturing spread to its Canadian inventory.

Calfrac's Canadian coiled tubing fleet totaled nine units at year-end, which completed 5,262 jobs. The year-over-year job count was down because of the wet operating conditions in southern Alberta (that negatively affected the Company's shallow coiled tubing operations) and the exporting of two deep coiled tubing units to the Russian well service market (Canadian units that will subsequently be replaced with new equipment in March 2006). The Company intends to deploy an additional four deep coiled tubing units in Canada during 2006, thereby ending the year with a total of 14 coiled tubing units operating in this market.

During the year, the Company entered into long-term fracturing contracts with two leading oil and gas companies operating in Western Canada. Five fracturing spreads have been allocated to these customers for contracted terms of two and four years with minimum work commitments for each spread. Three of the spreads will be focused on the completion of high rate nitrogen fractures on CBM wells with the remaining two spreads to be dedicated to shallow gas fracturing through coil in southern Alberta. In order to maintain equipment levels required to meet customer demand for this technology, Calfrac expanded its existing contracts with third party suppliers for the provision of 14 fracturing through coil rigs.

In February 2005, Calfrac purchased the remaining 30% of Ram Cementers Inc., resulting in the cementing division being 100% owned by Calfrac with all operations, sales, marketing and administrative activities



Coiled Tubing Services

Coiled tubing is injected into wells to perform various well servicing operations. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

The Company's shallow and deep gas coiled tubing operations are currently conducted in Canada utilizing eight units, in the United States with one unit and in Russia with two units. Operating bases are located in Grande Prairie, Medicine Hat, Red Deer and Strathmore, Alberta as well as Noyabrsk, Russia. During 2006, Calfrac expects to increase its fleet of coiled tubing units to 18 as well as expand its operations to the United States and Russian markets.



Cementing Services

When a well is drilled, cement is pumped into the wellbore between the walls of the hole and the outside of the casing. Upon hardening, the cement holds the pipe in place and prevents fluid movement in the hole.

In 2005, Calfrac acquired the remaining 30% of Ram Cementers Inc. During the year, the Company completed a record 1,007 jobs utilizing nine cementing units stationed throughout Alberta. Calfrac intends to add eight cementing units and related operational equipment to its inventory in 2006.

integrated into Calfrac's operations. Subsequently, Calfrac expanded this service line's complement of personnel, infrastructure and equipment such that by year-end, it had increased the original fleet of four cementing units to nine (including the addition of four single pumping units and one twin pumping unit that utilizes high energy, closed mixing systems) and completed 1,007 cementing jobs. During the first quarter of 2006, the Company will take delivery of two additional twin pumping units that will service the central and northern Alberta deep, high-tech cementing markets. To support these growing operations and expanding customer base, the Company opened new operating facilities in Grande Prairie and Strathmore, Alberta, which will be equipped with modern bulk blending facilities. During 2006, Calfrac expects to add a total of eight new cementing units to its fleet.

UNITED STATES OPERATIONS ›

In the United States Rocky Mountain region, the first quarter is traditionally the Company's slowest quarter, and the first three months of 2005 were no exception. In keeping with Calfrac's operating strategy of diversifying its activities so that its personnel and equipment can be maximized year-round, the Company mobilized one of its U.S. fracturing spreads to its Canadian operations for a portion of the quarter in order to respond to that market's demand, while its second U.S. fracturing fleet was focused on operations in Colorado's DJ Basin. Increased marketing efforts throughout the U.S. Rocky Mountain region resulted in growing demand for the Company's services. Consequently, equipment was deployed to eastern Colorado, the Piceance Basin in western Colorado and the Uintah Basin in eastern Utah, providing for significantly improved utilization of the Company's two large fracturing spreads such that by year-end, they had collectively completed 509 fracturing jobs. In early September, Calfrac opened its Grand Junction operations facility to service the Piceance and Uintah Basins. In addition, the Company recruited experienced management and operations personnel in order to increase its job quality, operating efficiencies and customer base in this active operating region. In December, an additional shallow fracturing spread was deployed to eastern Colorado, thereby increasing the U.S. fleet size to three. In March 2006, the Company will deploy one deep fracturing spread to this market with an additional deep fracturing spread to be delivered during the fourth quarter.

RUSSIAN OPERATIONS ›

Calfrac successfully entered the Russian well service market during 2005 with the opening of its Moscow regional office in May. In early March, two deep coiled tubing units were taken out of service in Canada and refurbished to meet the needs of the Russian market. In addition, support equipment was sourced from throughout Europe and Russia in order to provide for complete Russian-style coiled tubing operations. In September, equipment for the first crew arrived in Western Siberia at the Company's new operating base located near the city of Noyabrsk and later that month, the fully equipped crew commenced operations. The second unit was commissioned in October with its first project commencing in November. In 2006, the Company expects to deploy a third deep coiled tubing unit to this market as well as commence fracturing operations utilizing two new fleets of equipment, with the first fracturing spread to be operational in June and the second spread to be in service by mid-December.



- The efficient and successful execution of treatments requires accurate monitoring of all job parameters. Calfrac uses specially equipped field computer vans to provide on-site, real-time analysis and supervision, thereby ensuring all specifications are precisely followed.

NEW TECHNOLOGY ›

In the spring of 2005, Calfrac introduced the NGCMon operating system to its fleet of computer vans that monitor the high rate nitrogen fracturing of coal seams. This innovative software technology enables the simultaneous real-time observation of the surface parameters and the calculations of bottom hole conditions, thereby improving treatment efficiency and allowing stimulation optimization. When combined with satellite transmission to the Company's Calgary offices, the interaction between the client and Calfrac's experienced technical personnel helps to ensure the best possible stimulation is placed into the reservoir. With a 75% year-over-year increase in the number of satellite fractures completed, this growing specialty service has had a positive impact on well performance by allowing specific real-time decisions to enhance the treatment success.

Calfrac also acquired advanced new software for both its coiled tubing and cementing services, thereby facilitating the engineering complexities when dealing with deviated/directional and horizontal wellbores.

During 2005, Calfrac made significant strides to further enhance many of its proprietary fracturing fluids. For example, CleanTech™ Foam and CWS-300 are two of the Company's fluid systems that, through improved chemistry, can now successfully handle the challenges of stimulating low pressure, low permeability gas reservoirs.



Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil and gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

In 2005, Calfrac performed numerous high rate acid fracturing operations utilizing its conventional fracturing fleets and equipment acquired through the purchase of Ram Cementers Inc. The Company's matrix acidizing service component and marketing efforts for all its acidizing services were also expanded. During 2006, Calfrac expects to further grow this service line by adding additional coiled tubing equipment along with three acid pumpers.



Carbon Dioxide Services

Carbon dioxide ("CO_2") is used as an energizer in the fracturing fluid to enhance well clean up and as a base fluid for fracturing. Its unique physical properties allow it to be pumped using conventional high pressure pumps and transported easily as a liquid.

During 2005, Calfrac continued to increase the volumes of CO_2 pumped through its high rate CO_2 fracturing and CO_2 based workover operations. In 2006, the Company expects to continue to expand this part of the service line throughout its Canadian and U.S. operating regions.



Nitrogen Services

Nitrogen is added to acid blends and fracturing fluids to provide additional energy to assist in well clean up or to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations.

Nitrogen services are used primarily in applications supporting Calfrac's coiled tubing and fracturing services. During 2005, record volumes were consumed primarily in the Company's CBM operations. Nitrogen has become the energizer fluid of choice in the deep, high pressure hydrocarbon based fracturing fluids aiding in flow back enhancement of these expensive well completions. In 2006, the Company expects to further increase the volumes of nitrogen it pumps by way of equipment additions and technology enhancements.

FACILITIES ›

Calfrac currently maintains over 140,000 square feet of dedicated facilities space in its Calgary, Alberta head office, its Denver, Colorado and Moscow, Russia regional offices and seven operating bases located in Grande Prairie, Medicine Hat, Red Deer and Strathmore, Alberta; Grand Junction and Platteville, Colorado; and Noyabrsk, Russia. During 2005, the Company expanded its facilities by 48,000 square feet in order to meet the Company's growing operations, service lines and customer base.

In September 2005, the Company opened a new training, research and development facility in Calgary.

Calfrac's new Grande Prairie maintenance and office facility was completed during the fourth quarter of 2005. Operations were transferred from its previous leased location to the new state-of-the-art facility in October.

The Strathmore satellite facility was expanded in 2005 to a full service facility, thereby becoming the Company's newest operating base in Canada. There are approximately 85 employees, two fracturing spreads and two cementing units currently based in Strathmore. Calfrac plans to build a new shop and office space in Strathmore during 2006 to better accommodate operations as well as provide the Company with a full time, centrally located refurbishment facility.

In September, Calfrac opened its Grand Junction operating base. There are 43 employees and one fracturing spread currently based at this facility.

Also in September, the Company opened its Noyabrsk operating facility located in Western Siberia. Currently, there are approximately 100 employees and two coiled tubing units based in Noyabrsk.

EQUIPMENT ›

The vast majority of Calfrac's fleet of equipment is no more than three years old. The fleet is in good operating condition but has been subject to high utilization with very little downtime. During the 2005 spring breakup and in the second and third quarters during the periods of low equipment utilization caused by inclement weather, the Company's maintenance personnel conducted extensive equipment overhauls and repairs to ensure its equipment continues to operate safely and efficiently. In early 2005, Calfrac also acquired a blender, chemical van and fracturing pumper as spare equipment that has been put into service while its primary fleet is in for scheduled maintenance, thereby ensuring that the Company can continue to deliver on its customer commitments.



Safe handling of cryogenic liquid nitrogen is essential to completing high rate nitrogen fracturing through coiled tubing treatments. Liquid nitrogen is transferred on location from large storage units to Calfrac's specially designed high rate pumpers.

Extremely high manufacturing levels and a shortage of critical components created long lead times on equipment deliveries again in 2005, and as a result, Calfrac experienced delays in deploying new equipment throughout the year. The Company continues to meet with its manufacturers and other third party suppliers to address this ongoing challenge and has been proactive in obtaining major components directly from the factories. In addition, the Company expanded this division's management and support staff as well as its Canadian, U.S. and European vendor base.

PRODUCT ›

Delivering reliable pressure pumping services requires a secure supply of product, primarily nitrogen, carbon dioxide and proppant. Through contracted third party suppliers and strong working relationships, Calfrac continued to provide these necessary commodities on a timely and cost effective basis throughout 2005.

HEALTH, SAFETY AND ENVIRONMENT ›

Calfrac has established and maintains an active, comprehensive health, safety and environmental ("HS&E") management program based on industry best practices that meet or exceed all regulatory standards and guidelines to ensure a consistent approach across its various operations and to stimulate an ongoing search for improvement. Although Calfrac continues to expand, it will not lose focus on the value of providing a safe work environment for its employees, third party contractors and customers.

During 2005, the Company expanded its HS&E team to give coverage to all areas of operations and to continue to educate its employees on safe practice methods and response to emergencies. Calfrac works with a variety of safety institutions and related third parties to continually test and certify its employees on these procedures. In addition, the Company's operations and HS&E staff actively participate with industry partners to develop standards and accepted practices to ensure that industry goals are met or exceeded. As a result of its efforts, in 2005 the Company earned a Certificate of Recognition from Alberta Human Resources in partnership with the Petroleum Institute for Training.

Calfrac's safety performance demonstrates its resolve to operate safely. Over the past six years, the Company's average lost-time injury rate has consistently bettered that of the "Downhole and Other Oilfield Service Sector" as reported by Alberta's Workers' Compensation Board and Alberta Human Resources and Equipment Board.



Final preparations are being checked prior to the commencement of a fracturing stimulation treatment. Constant communication amongst field personnel is a key component to the successful completion of these sophisticated operations.

Prudent Management

Our primary goal is to consistently deliver strong financial results. For the past five years, Calfrac's fundamental strategies have moved the Company to a reported compounded net earnings growth rate of 67%. We will continue to focus on developing our core businesses, improving our technologies and investing in high potential opportunities.



+32%
Net Income (millions)
60
50
40
30
20
10
0
$7.8
$10.0
$19.6
$45.6
$60.1
2001
2002
2003
2004
2005


CWS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of February 28, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the years ended December 31, 2005 and 2004 and should be read in conjunction with the audited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. ("Calfrac" or the "Company") posted record revenue, net income and cash flow figures for the year ended December 31, 2005. A larger fleet of equipment and robust industry activity in Western Canada and the Rocky Mountain region of the United States translated to increased operating levels for all of the Company's fracturing operations, and consequently, provided for the improved financial performance. Strong demand for Calfrac's services resulted in high utilization of the Company's equipment during the latter part of the year.

The Company's services continue to be highly leveraged towards natural gas production. Despite the exceptionally wet operating conditions in central and southern Alberta, a record 24,805 wells were drilled in 2005 (the vast majority of which were gas wells), representing a 9% increase from the 22,696 total wells drilled a year ago. While Calfrac's shallow gas and coalbed methane ("CBM") activities were severely hampered by the poor weather, strong commodity prices prompted significant increases in job counts in the deeper, more technical areas of northern Alberta and northeastern British Columbia as well as higher activity levels during the latter part of the year in the Company's United States operations. During 2005, the price of West Texas Intermediate crude oil rose 37% to average US$56.70 per barrel compared to US$41.43 per barrel a year ago, while natural gas prices showed similar strength with the Alberta Energy Company Storage Facility spot price averaging $8.79 per thousand cubic feet compared to $6.58 per thousand cubic feet in 2004. Market expectations continue to point towards a strong commodity price environment in 2006 and beyond, which should provide the driver for growth in all of the Company's operating regions.

For the year ended December 31, 2005, revenue increased 30% to $314.3 million from $241.4 million a year ago, net income rose 32% to $60.1 million ($1.66 per share) from $45.6 million ($1.45 per share) and cash flow from operations before changes in non-cash working capital grew 37% to $80.6 million ($2.23 per share) from $58.9 million ($1.87 per share) in 2004.


Revenue (millions)
350
300
250
200
150
100
50
0
$67.5
$96.1
$156.6
$241.4
$314.3
2001
2002
2003
2004
2005

REVENUE ›

Canadian Operations

During 2005, revenue from Canadian operations increased 31% to $280.1 million from $213.9 million in 2004, while Canadian fracturing revenue totaled $262.7 million versus $195.8 million a year ago. Although the Company recorded significant year-over-year revenue gains, the increases could have been more substantial had it not been for the inclement weather experienced in 2005 that had a profound effect on activity levels. Calfrac completed 6,063 Canadian fracturing jobs during the year for average revenue of $43,334 per job versus 5,853 jobs for $33,451 per job in 2004. While the Company recorded significant increases in job counts in the deeper, more technical areas of northern Alberta and British Columbia, it experienced lower activity levels in southern Alberta due to weather related issues. Improved per job revenues for 2005 were also a result of a price book increase implemented on July 1, 2005 and the increased number of CBM jobs completed, and while revenue from these operations was higher on a year-over-year basis, similar to the Company's shallow gas operations, results could have been substantially better had it not been for the inclement weather. The Company estimates that inclement weather combined with equipment delivery delays reduced revenue by approximately $50.0 million during 2005.

Revenue from coiled tubing operations dropped 37% to $8.9 million compared to $14.1 million in 2004. A total of 5,262 coiled tubing jobs were completed in 2005 for average revenue of $1,698 per job compared to 6,904 jobs for $2,037 per job a year ago. The decrease in revenue and revenue per job figures was a result of poor Canadian


Revenue Mix
2%
6%
92%
3%
3%
94%
Fracturing Services
Well Stimulation Services
Cementing Services
2004
2005

Geographic Mix


11%
89%
11%
89%
Canada
United States
2004
2005

weather conditions that hampered coiled tubing operations combined with the refurbishment during the second quarter of two deep coiled tubing units for redeployment to Russia and the mobilization of an additional coiled tubing unit to the United States during the fourth quarter.

Revenue from cementing operations totaled $8.4 million for the year ended December 31, 2005. The Company commenced cementing operations on June 1, 2004, and as a result, revenue for the period June 1, 2004 to December 31, 2004 was $4.0 million. During 2005, the Company completed 1,007 jobs for average revenue of $8,336 per job versus 550 jobs or $7,227 per job for the 2004 seven-month period. The increase in revenue per job relates to the completion of more work in the deeper, more technical areas of central and northern Alberta as well as a price book increase implemented on July 1, 2005. The improvement in the number of cementing jobs completed can be directly attributed to a larger fleet of equipment, however, consistent with fracturing operations, this increase was tempered by inclement weather patterns throughout 2005. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

During 2005, revenue from United States operations totaled $33.0 million versus $27.5 million recorded in 2004. The 20% improvement was partially due to the redeployment of one of the Company's two U.S. fracturing spreads from the DJ Basin to the Piceance Basin in western Colorado where activity was particularly strong during the latter part of 2005. Late in the fourth quarter, Calfrac also deployed an additional shallow fracturing spread to eastern Colorado, which also provided further geographical diversity of fracturing operations within the U.S. Rocky Mountain region. Calfrac completed 509 U.S. fracturing jobs for average revenue of $64,921 per job compared to 365 jobs for $75,412 per job recorded a year ago. The year-over-year decrease in revenue per job was primarily due to a change in job mix resulting from new operating areas as well as a stronger Canadian dollar.

Russian Operations

The Company commenced coiled tubing operations in Western Siberia, Russia during the latter part of 2005. Results from these operations were not significant for the year ended December 31, 2005.

GROSS MARGIN ›

For the year ended December 31, 2005, consolidated gross margin increased 30% to $109.1 million from $83.8 million a year ago as a result of a larger fleet of equipment and strong demand for the Company's service offerings in Western Canada and the United States. Consolidated gross margin remained constant at 35% for both 2005 and 2004. Higher revenues were offset by increased operating expenses resulting from poor weather during the year.


Expenses
7%
10%
83%
7%
12%
81%
Operating
SG&A
Interest, Depreciation & Other
2004
2005

EXPENSES ›

Operating Expenses

Operating costs for the year ended December 31, 2005 rose 30% to $205.2 million compared to $157.6 million recorded a year ago due primarily to higher activity levels, a larger fleet of equipment and increased labour, fuel and maintenance costs. Labour costs rose in order for the Company to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The Company also experienced additional costs in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment. Higher district costs were also incurred during 2005 in order to support the rollout of seven additional fracturing spreads and five cementing units. The increase in maintenance costs reflected the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the high levels of activity. Operating expenses for the year were also negatively impacted by higher per unit nitrogen costs attributable to the decreased product volumes resulting from lower than expected CBM activity levels. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes resulted in higher per unit costs. The Company also experienced higher nitrogen costs in the latter part of the year resulting from substantially higher electricity costs. Electricity represents the only significant variable cost in the production of nitrogen. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins. During the year, the Company also incurred costs required to open district offices in Strathmore, Alberta and Grand Junction, Colorado that coincided with the deployment of a fracturing spread to the Piceance Basin in Colorado. The higher operating expenses also reflect the commencement of coiled tubing operations in Russia, which include costs for establishing an operating base at Noyabrsk in Western Siberia and those related to equipment start-up.

Selling, General and Administrative ("SG&A") Expenses

During 2005, SG&A expenses totaled $29.5 million versus $18.7 million in 2004. As a percentage of revenue, SG&A expenses increased to 9% in 2005 compared to 8% a year ago. The increases in SG&A expenses coincide with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment prior to new equipment being placed into service. The increases in SG&A expenses can also be


+32%
Net Income (millions)
60
50
40
30
20
10
0
$7.8
$10.0
$19.6
$45.6
$60.1
2001
2002
2003
2004
2005

partially attributed to a stock-based compensation expense of $4.3 million recorded during 2005 relating to the implementation of a new long-term incentive plan for directors, officers and employees. In 2004, the Company incurred expenses of $1.8 million relating to stock-based compensation. Additional costs relating to start-up of coiled tubing operations in Russia and the integration of operations of Ram Cementers Inc. were also incurred during the year.

Interest, Depreciation and Other Expenses

For the year ended December 31, 2005, the Company recorded net interest income of $129,000 versus net interest expense of $538,000 a year ago. The changes were primarily as a result of debt repayments totaling $22.8 million made in March 2004 as well as net proceeds of $26.8 million resulting from a public offering of the Company's shares completed in August 2004. Strong cash flow in the latter part of 2004 and early 2005 also improved the Company's cash position, which translated to increases in interest revenue earned during the year.

Depreciation expense totaled $17.1 million for the year compared to $11.8 million recorded in 2004. The 46% year-over-year increase was due to a full year of depreciation relating to equipment additions made during the latter part of 2004 and capital additions made during 2005 as part of the Company's capital program.

INCOME TAX ›

During 2005, the Company recorded an income tax expense of $2.5 million compared to $5.8 million in 2004. The current tax expense for 2005 was $1.1 million versus $5.3 million a year ago. The majority of the current tax provision for 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations. The remaining amount of the current tax provision can be attributed to large corporation tax and withholding tax associated with the Company's U.S. operations. Calfrac recorded a future income tax expense of $1.4 million for the year ended December 31, 2005 versus $0.6 million for 2004. This provision is largely related to the drawdown of tax pools as a result of the Company's profitability.

NET INCOME ›

For the year ended December 31, 2005, net income improved 32% to $60.1 million or $1.66 per share compared to $45.6 million or $1.45 per share in 2004. This growth in earnings was due to increased revenue resulting from strong demand for the Company's service offerings and a larger fleet of equipment.


+14%
Net Income Per Share (basic)
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
$0.40
$0.52
$1.01
$1.45
$1.66
2001
2002
2003
2004
2005

CASH FLOW ›

During 2005, cash flow from operations before changes in non-cash working capital increased 37% to $80.6 million or $2.23 per share versus $58.9 million or $1.87 per share in 2004. During 2005, cash flow was used to partially finance the Company's capital expenditures program.

LIQUIDITY AND CAPITAL RESOURCES ›

As at December 31, 2005, Calfrac had positive working capital of $39.4 million, which was less than the 2004 year-end working capital position of $52.3 million due primarily to the increase in the Company's 2005 capital program. Long-term debt, net of current portion, totaled $8.0 million compared to $4.0 million at the end of 2004.

Capital expenditures for the year ended December 31, 2005 totaled $97.6 million. A portion of the expenditures related to the completion of the 2004 capital program, including the completion of a conventional fracturing spread based in Medicine Hat, Alberta and two spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The largest portion of the capital expenditures was related to the 2005 capital budget, which included the addition of seven fracturing spreads, five cementing units and additional infrastructure.

In December, the Company approved a capital budget for 2006 of $148 million. In addition to the two deep fracturing spreads that were approved in 2005 and that will be put into service during the first half of 2006, the 2006 capital program contemplates the construction of four additional fracturing spreads, four deep coiled tubing units,


+37%
Cash Flow (millions)
80
70
60
50
40
30
20
10
0
$17.0
$18.1
$30.3
$58.9
$80.6
2001
2002
2003
2004
2005

Cash Flow Per Share (basic)



2.50
2.00
1.50
1.00
0.50
0
$0.88
$0.93
$1.56
$1.87
$2.23
2001
2002
2003
2004
2005

six cementing units, high pressure fracturing and nitrogen pumpers and transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in Canada's shallow gas market with the three remaining spreads to be focused on the deeper, more technical markets, one of which will be deployed into the Canadian market, the second will be mobilized to the Rocky Mountain region of the United States and the third will be deployed either in Canada or internationally depending on market opportunities. It is anticipated that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company had 36,378,008 common shares outstanding.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On June 15, 2005, the Company paid its initial common share dividend in the amount of $1.8 million or $0.05 per share to all shareholders of record on June 1, 2005. On January 12, 2006, the Company paid its second common share dividend also in the amount of $1.8 million or $0.05 per share to all shareholders of record on December 29, 2005.

During the second quarter, the Company entered into long-term fracturing contracts with two leading oil and gas companies operating in Western Canada. The contracts result in the allocation of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on CBM wells, while the remaining two spreads will be dedicated to shallow gas activity in southern Alberta. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

During the fourth quarter, Calfrac completed formal documentation for a new credit facility. The Company increased its line of credit from $15.0 million to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. As at the date of this report, the Company had drawn $0.7 million of this line of credit. The new facility also includes a revolving $50.0 million term loan that bears interest at either

the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company had drawn $20.0 million of this facility.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2006.

CONTRACTUAL OBLIGATIONS ›

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
(000s)	$	$	$	$	$
Long-term debt	10,615	2,615	4,000	4,000	–
Operating leases	25,550	4,717	6,321	4,451	10,061
Purchase obligations	37,934	18,674	19,260	–	–
Total contractual obligations	74,099	26,006	29,581	8,451	10,061

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("Denison") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by Denison issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, Denison completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The proceeds were used to finance the cash component of Denison's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the business transaction, Denison amalgamated with Calfrac and the successor company changed its name to Calfrac Well Services Ltd. The combination of Denison and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac.

TAX ATTRIBUTES ›

As reflected in note 11 to the annual consolidated financial statements, upon amalgamation with Denison, the Company assumed estimated tax attributes of approximately $220 million and $170 million for federal and provincial income tax purposes, respectively. At December 31, 2005, the Company had total Canadian tax attributes of approximately $254 million for federal tax purposes and approximately $200 million for provincial tax purposes.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, continuously reviews alternatives for long-term incentive plans for the Company's directors, officers, management and employees. The objective of the Committee is to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. During 2005, the Company granted a total of 140,100 stock options at an average price of $29.92 per option. Based on this grant price and current assumptions, the weighted average fair value of each option, as per the Black-Scholes pricing model, is approximately $8.08 per option. A stock-based compensation expense of $0.4 million was booked in the year relating to the grant of these options. An expense of $2.1 million was recorded in 2005 for all stock options outstanding.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain Board members who have sufficient knowledge, experience and expertise. As a result, in 2005 the Company granted in aggregate 15,000 deferred stock units to its five outside directors. The Company's three most senior officers are not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was made to them in December 2005. The amount of the grant earned by senior officers is linked to corporate performance, and consequently, a "mark to market" calculation is completed on the entire allotment of performance stock units to determine the expense for the year. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. For the deferred stock units, the Company is required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period. During the year, the Company recorded an expense of $4.3 million related to stock-based compensation compared to $1.8 million in 2004.

STATEMENT REGARDING DISCLOSURE CONTROLS ›

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined under Multilateral Instrument 52-109. Based on the evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

As described in notes 10 and 11 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the future tax asset have been based on available information on future income tax rates. The income tax authorities have not audited all of these pools so far as they relate to the Company.

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments – Disclosure and Presentation" along with Canadian Accounting Guideline 15 "Consolidation of Variable Interest Entities." The only effect on the annual consolidated financial statements from the adoption of these guidelines was the requirement to consolidate the trust as described in note 8 to the annual consolidated financial statements.

RISKS AND UNCERTAINTIES ›

Volatility of Industry Conditions

The demand for fracturing, coiled tubing, cementing and well stimulation services largely depends on the level of industry activity for natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes, and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality

Calfrac's financial results are directly affected by the seasonal nature of the Canadian oil and gas industry. The first quarter incorporates the winter drilling season when most of the activity takes place. During the second quarter, soft ground conditions curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup," occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Company's weakest three-month revenue period. Activity generally increases again in the third quarter for the summer drilling programs and is maintained throughout the fourth quarter. The final quarter is often better in some years if the winter season begins prior to the New Year. Accordingly, the performance of the Company may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the entire year, or by comparing results in a quarter with results in the same quarter of the previous year. Calfrac attempts to mitigate the effects of these seasonal cycles by mobilizing equipment to geographic regions where activity is ongoing. Finally, inclement weather can temporarily affect oilfield activity at any time of the year and in any geographic market.

Sources, Pricing and Availability of Material and Manpower

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers. In addition, its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards and maintains insurance coverage that it believes to be adequate, however there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions

The Company is involved in several legal actions with former employees of Denison Mines Inc. relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations

The Company has distributed the former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to two new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against Calfrac may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition

The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk

The Company's expenditures for equipment and a significant proportion of proppant are denominated in U.S. dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the U.S., however these operations are currently not of sufficient size to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties

The Company expects that its strong financial position, seasoned management with large investments at risk, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

OUTLOOK ›

Calfrac believes that strong commodity price fundamentals will continue to support strong demand for its service offerings throughout 2006 and beyond, and the Company's 2006 capital program will assist in meeting this demand. The Petroleum Services Association of Canada's ("PSAC") 2006 Canadian Drilling Activity Forecast predicts 25,290 wells to be drilled, which would represent a new record for Western Canada. As the vast majority of these wells are expected to be focused on natural gas drilling and with the Company's services being highly levered to natural gas production, it is expected that this activity will be the foundation for strong operating results. It is anticipated that strong market fundamentals will continue to drive increased activity in the deeper, more technical areas of central and northern Alberta and northeastern British Columbia. Through capital additions made to its fleet throughout 2005 and 2006, Calfrac is well positioned to take advantage of this growing market in all of its core service lines. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. The PSAC forecast for 2006 predicts 3,500 CBM wells will be drilled, another record for Western Canada. As Calfrac is generally acknowledged as one of the leading service providers in this area with one of the largest and most technically advanced fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through a focus on improving technology and operating efficiency. On July 1, 2005, the Company implemented a price book increase ranging from 5% to 9% depending on the nature of service provided and a further 5% price book increase was implemented on January 1, 2006 for all of its service offerings. Consequently, these increases should contribute to improved financial returns for 2006 and beyond.

Calfrac remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States are strong. During 2005, the Company opened a new district office in Grand Junction, Colorado to assist in servicing the Piceance Basin in western Colorado and the Uintah Basin in Utah and also deployed a fracturing spread to eastern Colorado to service this shallow gas region. Results from U.S. operations during that latter part of 2005 and early 2006 have been particularly encouraging, thereby providing optimism for an active and successful 2006. Additions to the management team combined with the construction of a fourth dedicated U.S. fracturing spread to be put into service during the first quarter of 2006 as well as an additional fracturing spread to be deployed during the fourth quarter of 2006 will contribute to the future growth in this market.

The acquisition of the remaining interest in Ram during the first quarter of 2005 and new equipment additions made throughout the year reaffirms Calfrac's long-term commitment to grow its cementing service line. With the planned addition of eight cementing units during 2006 along with new operating bases in Grande Prairie and Strathmore, Alberta, the Company is well positioned for significant growth in this business line.

During 2005, the Company commenced operations in Russia under a long-term contract for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. These units, which have been supplied from Calfrac's Canadian operating fleet and were upgraded for Russian operations, are currently operating in Western Siberia. Calfrac will be replacing these units in Canada with newly manufactured equipment that will be put into service during the first quarter of 2006. Calfrac's intention is to continue to review other long-term supply based opportunities in Russia with the mandate to grow this operation by diversifying its customer base and expanding its service offerings. Calfrac has numerous senior executives and management with extensive Russian well service industry experience, which, together with strong demand in this market for Western technology, makes the Company well positioned to effectively and profitably operate and grow in this market.


Quarterly Revenue (millions)
120
100
80
60
40
20
0
$57.3
$41.1
$60.5
$82.5
$80.7
$44.6
$77.4
$111.6
Q1
Q2
Q3
Q4
2004
Q1
Q2
Q3
Q4
2005

QUARTERLY RESULTS ›

Continuous improvements in Calfrac's financial and operational results over the past eight quarters are highlighted by aggressive capital programs, expanded service lines, new operating regions and steady growth in operational activities. The following table sets forth selected quarterly information of the Company for the last two fiscal years:

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	$	$	$	$	$
2005					
Revenue	80,694	44,619	77,377	111,634	314,325
Gross margin	32,437	7,630	25,694	43,336	109,098
Net income (loss)	21,670	(1,876)	12,947	27,372	60,113
Per share – basic (1)	0.60	(0.05)	0.36	0.75	1.66
– diluted (1)	0.59	(0.05)	0.35	0.75	1.64
Cash flow from operations (2)	26,015	2,280	18,503	33,794	80,592
Per share – basic (1)	0.72	0.06	0.51	0.93	2.23
– diluted (1)	0.71	0.06	0.51	0.92	2.20
EBITDA (3)	25,339	1,907	18,234	34,131	79,611
Per share – basic (1)	0.70	0.05	0.50	0.94	2.20
– diluted (1)	0.69	0.05	0.50	0.93	2.18
Capital expenditures	22,108	25,653	29,241	20,612	97,614
Working capital	49,103	22,301	12,962	39,396	39,396
Shareholders' equity	197,091	192,508	207,679	234,021	234,021
Fracturing spreads (#)					
Conventional	13	13	13	17	17
Coalbed methane	3	4	4	4	4
Total	16	17	17	21	21
Coiled tubing units (#)					
Shallow	9	9	9	9	9
Deep	2	2	2	2	2
Total	11	11	11	11	11
Cementing units (#)	5	6	8	9	9

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Quarterly Net Income (millions)


30
25
20
15
10
5
0
-5
$9.1
$1.7
$11.8
$23.1
$21.7
($1.9)
$12.9
$27.4
Q1
Q2
Q3
Q4
2004
Q1
Q2
Q3
Q4
2005

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	$	$	$	$	$
2004					
Revenue	57,298	41,066	60,538	82,477	241,379
Gross margin	21,063	7,643	20,732	34,346	83,783
Net income	9,068	1,657	11,771	23,134	45,630
Per share – basic (1)	0.44	0.05	0.34	0.64	1.45
– diluted (1)	0.44	0.05	0.34	0.64	1.45
Cash flow from operations (2)	11,235	4,674	14,880	28,156	58,946
Per share – basic (1)	0.54	0.14	0.43	0.78	1.87
– diluted (1)	0.54	0.14	0.43	0.78	1.87
EBITDA (3)	16,186	4,591	15,299	27,950	64,027
Per share – basic (1)	0.78	0.13	0.44	0.77	2.03
– diluted (1)	0.78	0.13	0.44	0.77	2.03
Capital expenditures	12,430	11,311	12,740	14,846	51,327
Working capital	17,934	8,280	36,427	52,343	52,343
Shareholders' equity	110,490	112,065	151,402	174,956	174,956
Fracturing spreads (#)					
Conventional	9	10	11	12	12
Coalbed methane	2	2	2	2	2
Total	11	12	13	14	14
Coiled tubing units (#)					
Shallow	9	9	9	9	9
Deep	2	2	2	2	2
Total	11	11	11	11	11
Cementing units (#)	–	4	4	4	4

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

2005 Fourth Quarter Performance Summary

For the three months ended December 31, 2005, Calfrac established new records in revenue, net income and cash flow. Revenue for the quarter increased 35% to a record $111.6 million from $82.5 million reported a year ago. Fourth quarter net income improved 18% to $27.4 million ($0.75 per share) versus $23.1 million ($0.64 per

Quarterly Cash Flow (millions)


35
30
25
20
15
10
5
0
$11.2
$4.7
$14.9
$28.2
$26.0
$2.3
$18.5
$33.8
Q1
Q2
Q3
Q4
2004
Q1
Q2
Q3
Q4
2005

share) in the same period of 2004, while cash flow from operations before changes in non-cash working capital rose 20% to $33.8 million ($0.93 per share) compared to $28.2 million ($0.78 per share) recorded in the 2004 three-month period.

Revenue

CANADIAN OPERATIONS

Revenue from Canadian operations for the fourth quarter of 2005 increased 28% to $96.0 million versus $75.2 million recorded in the 2004 three-month period. Canadian fracturing revenue for the quarter totaled $91.5 million compared to $69.0 million in the corresponding period of 2004. The increases were positively impacted by the introduction during the year of four new conventional and two CBM fracturing spreads along with five cementing units, a price book increase to the Company's service offerings that became effective July 1, 2005 and high energy prices, which lead to strong demand for the Company's pressure pumping service lines. Calfrac completed 2,063 Canadian fracturing jobs during the fourth quarter of 2005 for average revenue of $44,346 per job compared to 1,914 jobs for average revenue of $36,053 per job the prior year. Improved per job revenues were primarily due to a substantial increase in the amount of work completed in northern Alberta and northeastern British Columbia (that represents higher priced deep, technically challenging projects), a greater number of CBM jobs completed, increased book prices and a strong commodity price environment, which lead to high levels of field activity, and in turn, lower discounts from price book for work completed on a "callout" basis.

Revenue from Canadian coiled tubing operations fell 54% to $1.8 million in the 2005 three-month period versus $3.9 million a year ago with 1,723 jobs completed for average revenue of $1,020 per job compared to 1,877 jobs for average revenue of $2,094 per job in 2004. The decrease in fourth quarter per job revenues was primarily related to the redeployment of two deep coiled tubing units from the Western Canadian market to Russia, which occurred during the second half of 2005, as well as the mobilization of one shallow coiled tubing unit to the U.S. Rocky Mountain region during the fourth quarter. Consequently, the remaining coiled tubing fleet was focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job.

Revenue from the Company's cementing operations totaled $2.8 million for the three months ended December 31, 2005, an increase of 27% from the $2.2 million recorded in the fourth quarter of 2004. The Company completed 289 jobs during the period for average revenue of $9,604 per job compared to 287 cementing jobs for average revenue of $7,714 per job a year ago. The improved revenue per job figures were a result of increases in the size of jobs completed during the quarter, the expansion of this service line into the deeper, more technical regions of northern Alberta and a price book increase that became effective July 1, 2005.

UNITED STATES OPERATIONS

Revenue from United States operations totaled $14.4 million for the three months ended December 31, 2005 compared to $7.3 million recorded in the same period of 2004. The 97% increase was primarily due to strong activity levels in the Piceance Basin of western Colorado and the Company's entry into the shallow gas market of eastern Colorado. During the fourth quarter, the Company completed 233 U.S. fracturing jobs for average revenue of $61,816 per job compared to 94 jobs for $77,942 per job in 2004. The decrease in per job revenues was primarily related to a weaker U.S. dollar on a year-over-year basis as well as the commencement of operations in the shallow gas market of eastern Colorado.

RUSSIAN OPERATIONS

The Company commenced coiled tubing operations in Western Siberia, Russia during the latter part of 2005. Results from these operations were not significant for the three months ended December 31, 2005.

Gross Margin

The Company recorded consolidated gross margin of $43.3 million in the fourth quarter of 2005, an increase of 26% from the $34.3 million recorded in the same period of 2004. As a percentage of revenue, consolidated gross margin was 39% for the 2005 three-month period compared to 41% a year ago. The decrease in gross margin was a result of a larger portion of the Company's revenue being earned in the U.S., which tends to have lower margins when compared to the Canadian market, as well as start-up costs incurred for the commencement of coiled tubing operations in Russia.

Expenses

OPERATING EXPENSES

During the quarter, operating costs increased 42% to total $68.3 million versus $48.1 million in the fourth quarter of 2004 due to a larger fleet of equipment, higher levels of activity and the addition of new operating bases in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk, Russia that were opened to better service the Company's customers and expand the geographic diversity of its operations. Calfrac also incurred additional expenses as a result of the expansion of its Grande Prairie, Alberta operating base, which serves as a staging area for the Company's growth into the deeper and more technical fracturing, coiled tubing and cementing markets of northern Alberta and northeastern British Columbia. Operating expenses during the three-month period were negatively impacted by higher per unit nitrogen costs due to increased electricity prices. Electricity is virtually the only variable cost associated with the production of nitrogen, and as a result, the increased price had a significant impact on the cost of nitrogen during the quarter. The Company also experienced additional costs in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment prior to placing in service.

SG&A EXPENSES

SG&A expenses totaled $9.1 million for the quarter ended December 31, 2005 compared to $6.4 million in 2004. As a percentage of revenue, SG&A expenses for the fourth quarter of 2005 were 8%, consistent with the corresponding period a year ago. The increased SG&A expenses can be attributed to the expanded geographic and service lines offered during the latter part of the year along with the provision for management and staff bonuses, which are directly related to the profitability of the Company during the quarter.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $67,000 for the quarter ended December 31, 2005 compared to net interest income of $71,000 in 2004. The Company's aggressive 2005 capital program resulted in the use of operating facilities to partially finance fourth quarter capital expenditures.

Depreciation expense rose 41% to $4.7 million from $3.4 million in the fourth quarter of 2004. The increase in depreciation expense is directly related to the Company's larger capital base resulting from aggressive capital programs in 2004 and 2005.

Income Tax

The Company recorded income tax expense of $2.0 million for the quarter ended December 31, 2005 versus $1.5 million recorded the prior year. Current tax expense for the quarter was $0.8 million, which was largely attributed to profitability of the Company's U.S. operations, compared to $0.4 million in 2004. Calfrac recorded a future income tax expense of $1.1 million for the three months ended December 31, 2005 compared to $1.0 million recorded in the fourth quarter of 2004. The income tax provision for both years was primarily related to the drawdown of the Company's tax pools as a result of profitability in the quarter. In addition, the future income tax provision was also affected by the timing of deductibility of certain expenses for tax purposes.

Net Income

During the fourth quarter of 2005, the Company recorded net income of $27.4 million or $0.75 per share, an 18% increase from the $23.1 million or $0.64 per share recorded a year ago.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2005 rose 20% to total $33.8 million or $0.93 per share compared to $28.2 million or $0.78 per share recorded in 2004.

Liquidity and Capital Resources

Capital expenditures totaled $20.6 million for the three months ended December 31, 2005. The majority of these expenses related to the completion of the Company's 2005 capital program, which included the deployment of four fracturing spreads during the quarter as well as the construction of two deep fracturing spreads, three coiled tubing units and two cementing units that are expected to be deployed in early 2006.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.



DOUGLAS R. RAMSAY
President & Chief Executive Officer



TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

February 28, 2006
Calgary, Alberta


125
122

– A treatment line is assembled in preparation of a high rate nitrogen fracturing job. The treatment lines are inspected regularly throughout the project to ensure wellsite safety is maintained.

Fiscal Responsibility

We finished 2005 strongly and with good momentum going into 2006. Our task now is to extract more efficiency and productivity from each service line and to improve fluidity and capacity in the organization, building upon measures that began when we first commenced operations in 1999.



+34%
Shareholders' Equity (millions)
250
200
150
100
50
0
$27.1
$37.2
$57.4
$175.0
$234.0
2001
2002
2003
2004
2005



Management's Report

To the Shareholders of Calfrac Well Services Ltd.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2005 and December 31, 2004.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent Annual Meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent and unrelated directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



DOUGLAS R. RAMSAY
President & Chief Executive Officer



TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

February 28, 2006
Calgary, Alberta

Auditors' Report

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 28, 2006
Calgary, Alberta

Consolidated Balance Sheets

As at December 31,	2005	2004
(000s)	$	$
Assets		
Current assets		
Cash and cash equivalents	–	27,830
Accounts receivable	91,693	56,609
Income taxes recoverable	–	140
Inventory	6,145	2,688
Prepaid expenses and deposits	2,219	1,363
	100,057	88,630
Capital assets (note 3)	198,302	120,615
Long-term investment	324	–
Intangible assets (note 4)	–	36
Goodwill	6,003	3,604
Future income taxes (notes 10 and 11)	32,129	53,311
	336,815	266,196
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	10,813	–
Accounts payable and accrued liabilities	46,748	32,643
Income taxes payable	485	–
Current portion of long-term debt (note 6)	2,615	3,644
	60,661	36,287
Long-term debt (note 6)	8,000	3,958
Other long-term liabilities	6,306	2,765
Deferred credit (notes 10 and 11)	27,827	47,609
Non-controlling interest	–	621
	102,794	91,240
Shareholders' equity		
Capital stock (note 7)	138,767	136,473
Shares held in trust (note 8)	(1,385)	–
Contributed surplus	2,317	651
Retained earnings	94,322	37,832
	234,021	174,956
	336,815	266,196

Commitments and contingencies (notes 14 and 17)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors



JAMES S. BLAIR
Director



GREGORY S. FLETCHER
Director

Consolidated Statements of Operations and Retained Earnings

Years Ended December 31,	2005	2004
(000s, except per share data)	$	$
Revenue	**314,325**	241,379
Expenses		
Operating	**205,227**	157,596
Selling, general and administrative	**29,467**	18,730
Restructuring costs (note 11)	**–**	965
Equity share of income from long-term investments	**(324)**	–
Foreign exchange losses (gains) and other	**192**	(18)
Loss on disposal of capital assets	**152**	79
	234,714	177,352
	79,611	64,027
Depreciation	**17,143**	11,776
Amortization of intangibles	**36**	216
Interest expense (income)	**(129)**	538
Income before income taxes	**62,561**	51,497
Income taxes (note 10)		
Current	**1,069**	5,273
Future	**1,400**	573
	2,469	5,846
Income before non-controlling interest	**60,092**	45,651
Non-controlling interest	**(21)**	21
Net income for the year	**60,113**	45,630
Retained earnings, beginning of year	**37,832**	42,711
Dividends	**(3,623)**	–
Effect of change in accounting for stock-based compensation (note 9)	**–**	(829)
Purchase and cancellation of shares (note 12)	**–**	(53,866)
Elimination of deficit on amalgamation (note 11)	**–**	4,186
Retained earnings, end of year	**94,322**	37,832
Earnings per share (note 7)		
Basic	**1.66**	1.45
Diluted	**1.64**	1.45

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, (000s)	2005 $	2004 $
Cash provided by (used in):		
Operating activities		
Net income for the year	**60,113**	45,630
Items not involving cash		
Depreciation and amortization	**17,179**	11,992
Stock-based compensation	**2,093**	651
Equity share of income from long-term investments	**(324)**	–
Loss on disposal of capital assets	**152**	79
Future income taxes	**1,400**	573
Non-controlling interest	**(21)**	21
Funds provided by operations	**80,592**	58,946
Net change in non-cash operating assets and liabilities (note 16)	**(18,545)**	(24,551)
	62,047	34,395
Financing activities		
Net proceeds from share issues received on amalgamation (note 11)	**–**	92,948
Issue of long-term debt (note 6)	**12,013**	1,379
Long-term debt repayments	**(9,000)**	(31,280)
Dividends	**(3,623)**	–
Purchase of common shares (notes 8 and 12)	**(1,385)**	(58,437)
Net proceeds on issuance of common shares	**1,867**	26,832
	(128)	31,442
Investing activities		
Purchase of capital assets	**(97,614)**	(51,327)
Proceeds on disposal of capital assets	**52**	111
Acquisition of subsidiary, net of cash acquired	**(3,000)**	(1,759)
	(100,562)	(52,975)
Increase (decrease) in cash position	**(38,643)**	12,862
Cash and cash equivalents, beginning of year	**27,830**	14,968
Cash and cash equivalents (bank indebtedness), end of year	**(10,813)**	27,830

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004
(000s, except per share data)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION ›

As more fully described in note 11, Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporation Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services to the oil and gas industries in Canada, the United States and Russia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries in the United States and Russia.

(b) Foreign Currency Translation

The financial accounts of the Company's U.S. and Russian subsidiaries are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary items are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit, short-term investments with original maturities within 90 days and marketable securities that are carried at the lower of cost and market value.

(d) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(e) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(f) Long-Term Investments

The Company equity accounts for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill and intangible assets are assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(h) Income Taxes

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(i) Revenue Recognition

Revenue is recognized as services are rendered and when delivery occurs for products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) ›

(j) Stock-Based Compensation Plans

On January 1, 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the fair value of stock options granted. Under the fair value method, the Company recognizes the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The effect of this change in accounting policy was to reduce opening retained earnings at January 1, 2004 by $829. See also note 9.

(k) Variable Interest Entities

In 2003, Canadian Accounting Guideline 15 ("AcG 15"), "Consolidation of Variable Interest Entities" ("VIEs") was issued. Effective January 1, 2005, AcG 15 requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 8. The impact of consolidating the Trust on the Company's balance sheet is a reduction in investments and an increase in shares held in trust of $1,385, with minimal impact on net earnings.

(l) Leases

In December 2004, the Emerging Issues Committee of the CICA issued EIC 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases." The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for arrangements entered into or modified after January 1, 2005. Upon review of the Company's current contractual arrangements, it has been determined that none of them contains a lease. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

(m) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

3. CAPITAL ASSETS ›

As at December 31,	2005 $	2004 $
Cost		
Assets under construction	**38,073**	15,288
Field equipment	**188,861**	129,537
Buildings	**10,432**	4,751
Land	**5,322**	2,057
Shop, office and other equipment	**2,248**	1,479
Computers and computer software	**2,866**	2,012
Leasehold improvements	**812**	356
	248,614	155,480
Accumulated Depreciation		
Assets under construction	**–**	–
Field equipment	**46,343**	32,171
Buildings	**641**	365
Land	**–**	–
Shop, office and other equipment	**1,013**	708
Computers and computer software	**2,065**	1,318
Leasehold improvements	**250**	303
	50,312	34,865
Net Book Value		
Assets under construction	**38,073**	15,288
Field equipment	**142,518**	97,366
Buildings	**9,791**	4,386
Land	**5,322**	2,057
Shop, office and other equipment	**1,235**	771
Computers and computer software	**801**	694
Leasehold improvements	**562**	53
	198,302	120,615

4. INTANGIBLE ASSETS ›

As at December 31,	2005	2004
	$	$
Intangible asset	–	1,239
Accumulated amortization	–	(1,203)
	–	36

5. BANK INDEBTEDNESS ›

The Company has an operating loan facility of $20.0 million bearing interest at the bank's prime rate, of which $4,533 was drawn at December 31, 2005. The facility is secured by a General Security Agreement over all Canadian assets of the Company. The remaining $6,280 of bank indebtedness consists of uncleared cheques issued in excess of funds on deposit.

6. LONG-TERM DEBT ›

	2005	2004
	$	$
Capital equipment facility totaling $50.0 million bearing interest at the bankers' acceptance rate plus stamping fees of 1.375% requiring a fixed principal payment of $167 per month plus interest, secured by a General Security Agreement over all assets of the Company	**10,000**	–
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $54 per month, secured by charges on specific equipment	**321**	964
Loan bearing interest at 6% requiring blended monthly payments of $25, secured by charges on specific equipment	**294**	571
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $16 per month, secured by charges on land and buildings	–	2,427
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly with principal repayable in equal monthly installments over 5 years, secured by assets of a subsidiary	–	1,379
Bankers' acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payment of $167, secured by charges on specific equipment	–	1,326
Bankers' acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $120, secured by charges on specific equipment	–	935
	10,615	7,602
Current portion of long-term debt	**(2,615)**	(3,644)
	8,000	3,958

As at December 31, 2005, the Company had undrawn capital equipment facilities in the amount of $40.0 million.

Scheduled principal repayments required in each year to retire long-term debt as at December 31, 2005 are as follows:

	$
2006	2,615
2007	2,000
2008	2,000
2009	2,000
2010	2,000
	10,615

7. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values after giving effect to the acquisitions and amalgamation described in notes 11 and 12 are as follows:

	Shares	Amount
	#	$
December 31, 2003 (adjusted for 1-for-21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares (note 12)	–	(4,571)
Denison shares issued prior to public offering	772,049	–
Denison public share offering	8,064,520	–
Denison shares issued to Company's shareholders (note 11)	7,427,039	–
Denison net assets acquired on amalgamation (note 11)	–	102,322
Elimination of Company's deficit on amalgamation (note 11)	–	(4,186)
Elimination of Company's contributed surplus on amalgamation (note 11)	–	829
Public share offering, August 31, 2004	1,000,000	27,359
December 31, 2004	18,107,277	136,473
Two-for-one split, February 17, 2005	**18,107,277**	**–**
Issued upon exercise of stock options	**118,722**	**2,294**
December 31, 2005	**36,333,276**	**138,767**

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,568 less future income taxes of $527.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

The weighted average number of common shares outstanding for the year ended December 31, 2005 was 36,216,499 basic and 36,600,855 diluted (2004 – 31,542,298 basic and diluted as restated for the two-for-one split). The difference between basic and diluted shares in 2005 was attributable to the dilutive effect of stock options issued by the Company.

8. SHARES HELD IN TRUST ›

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. To date, 43,637 shares have been purchased on the open market at a cost of $1,385. These shares will vest with employees on March 15, 2006, at which time they will be distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

9. STOCK-BASED COMPENSATION ›

(a) Stock Options

Continuity of Stock Options	2005		2004	
	Options	Average Exercise Price	Options	Average Exercise Price
	#	$	#	$
Outstanding, January 1	**840,200**	**16.07**	–	–
Granted during the period	**140,100**	**29.92**	840,200	16.07
Exercised for common shares	**(118,722)**	**15.73**	–	–
Forfeited	**(43,000)**	**17.97**	–	–
Balance, December 31	**818,578**	**18.39**	840,200	16.07

9. STOCK-BASED COMPENSATION (continued) ›

(a) Stock Options (continued)

The number of options outstanding at January 1, 2005 and 2004 has been adjusted to reflect the two-for-one common share split on February 17, 2005.

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years, expected volatility of 35% and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

Prior to January 1, 2004, the Company did not recognize compensation costs for its stock-based compensation, and therefore, no stock-based compensation expense was recorded in respect of options granted in 2003. Had the fair value method been used, $829 of stock-based compensation expense would have been recorded. The $829 of 2003 stock-based compensation was recorded on January 1, 2004 against opening retained earnings, as a change in accounting policy applied retroactively, without restatement.

(b) Stock Units

Commencing in 2004, the Company began granting deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During 2005, $1,860 of compensation expense was recognized for deferred stock units (2004 – $299).

Commencing in 2004, the Company began granting performance stock units to three of the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During 2005, $395 of compensation expense was recognized for performance stock units (2004 – $803).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

10. INCOME TAXES ›

The following table summarizes the temporary differences that give rise to the future income tax asset at December 31:

As at December 31,	2005	2004
	$	$
Capital assets	**9,038**	31,361
Canadian exploration expenses	**7,668**	12,261
Losses carried forward	**7,778**	3,947
Deferred financing and share issue costs	**2,328**	3,650
Deferred compensation payable	**2,486**	1,720
Other	**2,831**	372
	32,129	53,311

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 33.62% (2004 – 33.9%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

10. INCOME TAXES (continued) ›

As at December 31,	2005	2004
	$	$
Income before tax	**62,561**	51,497
Income tax rate (%)	**33.62**	33.9
Computed expected income tax expense	**21,033**	17,457
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	**(19,782)**	(12,162)
Tax losses and future tax benefits of foreign subsidiaries not recognized	**1,102**	–
Adjustments to Denison tax pools	**(1,670)**	–
Non-deductible expenses	**910**	586
Future income tax benefit from tax rate reduction	**–**	(313)
Foreign withholding taxes	**244**	211
Foreign tax rate differentials	**411**	20
Large corporations tax	**234**	160
Other	**(13)**	(113)
	2,469	5,846

Future foreign tax assets of $1,102 have not been recognized as a future tax benefit due to uncertainties relating to ultimate recovery. Included in this amount are foreign tax losses of $706 ($2,942 pre-tax), which expire in ten years.

11. TRANSACTION WITH DENISON ENERGY INC. ›

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash totaling $28,780 and 7,427,039 Denison common shares. The transaction was accounted for as a reverse takeover of Denison by the Company.

On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	$
Cash	**92,948**
Future income tax assets	**13,989**
Current liabilities	**(3,703)**
Long-term liabilities	**(912)**
	102,322

On amalgamation, the Company's existing deficit and contributed surplus were eliminated against capital stock.

Restructuring costs in the amount of $965 were incurred by the Company during the first quarter of 2004 that relate to the business combination with Denison and the purchase and cancellation of shares described in note 12.

On the amalgamation of Denison and the Company, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertained to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $527 in future income tax assets was recorded in connection with the $1,568 of share issue costs incurred on the Company's public offering completed August 31, 2004.

12. PURCHASE AND CANCELLATION OF COMMON SHARES ›

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the shares of the Company held by 1070479 were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

13. RELATED PARTY TRANSACTIONS ›

During 2005, the Company purchased $17,487 (2004 – $16,521) of products and services from a company in which it holds a 30% equity interest (see also note 2 (f)). At December 31, 2005, accounts payable included $2,941 of indebtedness to the related party (December 31, 2004 – $1,696).

14. COMMITMENTS ›

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2005, as follows:

	$
2006	4,717
2007	3,963
2008	2,358
2009	2,234
2010	2,217
Thereafter	10,061
	25,550

The Company has obligations for the purchase of products and services over the next three years that total approximately $37.9 million.

15. FINANCIAL INSTRUMENTS ›

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, all current liabilities and long-term debt.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2005 was 5.14% (December 31, 2004 – 5.67%).

16. SUPPLEMENTAL INFORMATION ›

Change in non-cash operating assets and liabilities for the years ended December 31 are as follows:

Years Ended December 31,	2005	2004
	$	$
Accounts receivable	**(30,976)**	(26,112)
Inventory	**(3,457)**	(730)
Prepaid expenses and deposits	**(856)**	(436)
Accounts payable and accrued liabilities	**13,952**	8,754
Income taxes payable (recoverable)	**625**	(5,725)
Other long-term liabilities	**2,167**	2,765
Effect of acquisitions on change in non-cash working capital	**–**	(3,067)
	(18,545)	(24,551)
Interest paid	**359**	979
Income taxes paid	**443**	11,049

17. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

18. SEGMENTED INFORMATION ›

The Company's activities are conducted in three geographic markets: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
	$	$	$	$	$
Year Ended December 31, 2005					
Revenue	**280,068**	**1,212**	**33,045**	**–**	**314,325**
Net income (loss)	**64,971**	**(2,942)**	**(194)**	**(1,722)**	**60,113**
Segmented assets	**336,018**	**14,061**	**21,133**	**(34,397)**	**336,815**
Capital expenditures	**85,566**	**10,175**	**6,021**	**(4,148)**	**97,614**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Year Ended December 31, 2004					
Revenue	213,854	–	27,525	–	241,379
Net income	45,435	–	195	–	45,630
Segmented assets	262,936	–	4,824	(1,564)	266,196
Capital expenditures	51,014	–	313	–	51,327
Goodwill	3,604	–	–	–	3,604

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $35.1 million at December 31, 2005 ($25.8 million at December 31, 2004).

Historical Review

Years Ended December 31,	2005	2004	2003	2002	2001
(000s, except per share data)	$	$	$	$	$
Financial Results					
Revenue	**314,325**	241,379	156,558	96,066	67,509
Gross margin	**109,098**	83,783	53,090	31,271	24,565
Net income	**60,113**	45,630	19,649	10,024	7,765
Per share – basic (1)	**1.66**	1.45	1.01	0.52	0.40
– diluted (1)	**1.64**	1.45	1.01	0.52	0.40
Cash flow from operations (2)	**80,592**	58,946	30,309	18,138	17,007
Per share – basic (1)	**2.23**	1.87	1.56	0.93	0.88
– diluted (1)	**2.20**	1.87	1.56	0.93	0.88
EBITDA (3)	**79,611**	64,027	41,826	23,923	19,556
Per share – basic (1)	**2.20**	2.03	2.15	1.23	1.01
– diluted (1)	**2.18**	2.03	2.15	1.23	1.01
Capital expenditures	**97,614**	51,327	24,722	22,362	20,488
Financial Position					
Current assets	**100,057**	88,630	48,350	31,230	14,304
Total assets	**336,815**	266,196	130,319	97,666	64,816
Working capital	**39,396**	52,343	6,764	(21,641)	(17,032)
Long-term debt	**8,000**	3,958	23,781	1,706	2,250
Future income tax asset (liability)	**32,129**	53,311	(7,521)	(5,896)	(4,122)
Shareholders' equity	**234,021**	174,956	57,431	37,193	27,108
Common Share Data (1)					
Common shares outstanding (#)					
At December 31	**36,333,276**	36,214,554	n/a	n/a	n/a
Weighted average	**36,216,499**	31,542,298	n/a	n/a	n/a
Share trading					
High ($)	**41.00**	23.75	n/a	n/a	n/a
Low ($)	**22.50**	11.60	n/a	n/a	n/a
Close ($)	**40.30**	23.63	n/a	n/a	n/a
Volume (#)	**26,774**	14,150	n/a	n/a	n/a
	#	#	#	#	#
Operating Results					
Fracturing spreads					
Conventional	**17**	12	9	9	7
Coalbed methane	**4**	2	1	–	–
Total	**21**	14	10	9	7
Coiled tubing units					
Shallow	**9**	9	9	4	4
Deep	**2**	2	2	2	2
Total	**11**	11	11	6	6
Cementing units	**9**	4	–	–	–

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Corporate Information

BOARD OF DIRECTORS

Ronald P. Mathison
Chairman (1)(2)
President & Chief Executive Officer
Matco Investments Ltd.

James S. Blair (3)
President & Chief Executive Officer
ExAlta Energy Inc.

Gregory S. Fletcher (1)(2)
President
Sierra Energy Inc.

Martin Lambert (3)
Partner
Bennett Jones LLP

R. Timothy Swinton (1)(2)
Independent Businessman

Douglas R. Ramsay
President & Chief Executive Officer
Calfrac Well Services Ltd.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee

OFFICERS

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President

Robert S. Roberts
Senior Vice President & Chief Operating Officer

Tom J. Medvedic
Vice President, Finance & Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Stephen T. Dadge
Vice President, Corporate Services

Matthew L. Mignault
Controller

HEAD OFFICE

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES

Alberta, Canada
Calgary – Head Office
Grande Prairie
Medicine Hat
Red Deer
Strathmore

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Russia
Moscow – Regional Office
Noyabrsk

AUDITOR

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or (403) 267-6800, or by e-mail at service@computershare.com, or write to:

Computershare Trust Company of Canada
Suite 600, 530 Eighth Avenue S.W.
Calgary, Alberta T2P 3S8

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbol: CFW

ANNUAL MEETING

The Annual Meeting of Shareholders of Calfrac Well Services Ltd. will be held on May 9, 2006 at 3:30 p.m. (Calgary time) in the Turner Valley Room of the Fairmont Palliser Hotel, Calgary, Alberta. All shareholders are cordially invited and encouraged to attend. Shareholders who are unable to attend the Meeting are requested to complete and return the Instrument of Proxy to Computershare Trust Company of Canada at their earliest convenience.


CWS
www.calfrac.com



CALFRAC WELL SERVICES	BUSINESS PRACTICE STATEMENTS	Master Index Section: **Governance, Management and Accountability**	
Code of Business Conduct and Ethics			Reference No: GMA_Po-4 Rev 0
Document Owner: Douglas R. Ramsay, President & CEO	Approved by: Board of Directors	Previous Rev. Date: November 17, 2005	Current Revision Date: February 28, 2006

1.0 PURPOSE AND SCOPE

The purpose of this Code of Business Conduct and Ethics (the "Code") is to outline the fundamental principles to which all directors, officers, employees and contractors of Calfrac Well Services Ltd. and its subsidiaries ("Calfrac" or the "Corporation") are expected to adhere in the conduct of the Corporation's business. The fundamental principles of appropriate business conduct and ethics adopted in the Code are consistent with the core values and management philosophy of Calfrac and are to be pursued by all directors, officers, employees and contractors of the Corporation.

Individual directors, officers, employees and contractors each play an important part in shaping the Corporation's corporate integrity, as such individuals represent the Corporation in its dealings with others. The fundamental principles of the Code are designed to deter unlawful activity and misconduct, and to promote the following:

- compliance with applicable governmental laws, rules and regulations;
- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships and the confidentiality of information;
- full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, regulatory authorities and stock exchanges, as well as in other public communications made by the Corporation;
- commitment to the environment and to the health and safety of the public as well as all employees and contractors of the Corporation; and
- excellent employee relations, including the commitment of the Corporation to providing an environment that is without discrimination or harassment.

The procedures described herein are designed to encourage vigilance in monitoring compliance with the Code and to promote accountability through a formal certification process, as well as providing a structured process for dealing with exceptions to the Code. The Code also provides a framework for prompt internal reporting to senior management of the Corporation or the Chair of the Corporate Governance and Nominating Committee of violations of the Code.

This Code covers each division (i.e., operating or administrative unit) of Calfrac, including its wholly owned subsidiaries, Calfrac Well Services Corp., ZAO CWS International and ZAO CWS Finance.

2.0 POLICY

All directors, officers, employees and contractors of Calfrac are expected to abide by the Code, as well as all other *Business Practice Statements* of the Corporation, and to act in a manner that will uphold and enhance the Corporation's reputation for honesty, integrity and reliability.

The Code is, by necessity, general in nature and directors, officers, employees and contractors are advised to read it in combination with Calfrac's other *Business Practice Statements*. The matters dealt with in the Code may not cover the full range of activities, although they are indicative of Calfrac's commitment to conducting its business in accordance with high ethical standards. Calfrac seeks to enforce not only the letter but also the intent and spirit of the Code, and directors, officers, employees and contractors are expected to exercise judgment in determining its application to each individual situation.

At the time of appointment or hire, as applicable, all directors, officers, employees and contractors of Calfrac are required to certify their compliance with the Code, and the Vice-President, Corporate Services will be responsible for monitoring compliance with this requirement of the Code.

The President and Chief Executive Officer shall periodically assess the adequacy of the Code and recommend any necessary changes to the Corporation's board of directors.

All directors, officers, employees and contractors shall pursue and promote the following fundamental principles of appropriate business conduct and individual responsibility, as well as responsibility to other directors, officers, employees, contractors, the public and other stakeholders, in all respects in carrying out the business of the Corporation.

2.1 Compliance with Applicable Laws and Regulations

Calfrac shall conduct its business in compliance with all laws, rules and regulations applicable to the Corporation in each jurisdiction in which the Corporation does business. The Corporation will also ensure, to the extent possible, that its agents, contractors, consultants, partners, and business associates comply with such laws, rules and regulations when they are working for the Corporation.

All directors, officers, employees and contractors of the Corporation are expected to acquire sufficient knowledge of the applicable laws, rules and regulations that relate to their scope of accountabilities, responsibilities and duties, so that the Corporation may comply with such laws, rules and regulations. The Corporation's directors, officers, employees and contractors should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with such laws, rules and regulations.

All directors, officers, employees and contractors are prohibited from offering or accepting monetary or any other form of personal benefits in dealing with officials of government, suppliers or other agencies in any country, and are prohibited from using or directing corporate funds or property for any illegal purpose, including bribery or kickbacks, and are prohibited from disguising any such payments for the purpose of feigning compliance with the Code.

The Corporation is subject to Canada's *Corruption of Foreign Public Officials Act*, and its operations conducted from locations in the United States are subject to the U.S. *Foreign Corrupt Practices Act.*

All directors, officers, employees and contractors of the Corporation are expected to comply with the Corporation's Disclosure Policy, including the provisions related to trading restrictions and blackout periods.

2.2 Honest and Ethical Conduct and Confidentiality of Information

Calfrac's directors, officers, employees and contractors must act with honesty and integrity at all times and shall promote the highest standards of ethical conduct that

- prohibit and eliminate the appearance or occurrence of conflicts between the best interests of the Corporation and the private or personal interests of any director, officer, employee or consultant of the Corporation;
- protect and safeguard the Corporation's assets (including information assets), documents and records from unauthorized access, improper use and misappropriation; and
- protect the confidentiality of information concerning the activities of the Corporation and the partners and companies that do business with Calfrac that may be privileged or of value to the Corporation or such partners and companies, or may be damaging if improperly disclosed.

Each of the Corporation's directors, officers, employees and contractors is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of a conflict of interest, and to promptly disclose any such conflict of interest that can not or has not been avoided to a representative of senior management. The President and Chief Executive Officer and Chair of the Corporate Governance and Nominating Committee shall make any required determinations in respect of any possible conflict of interest involving directors, officers, employees and contractors, unless such matters involve the President and Chief Executive Officer, in which case the Chair of the Corporate Governance and Nominating Committee shall make any required determinations.

Appointments of officers and employees to outside boards shall be subject to the following requirements: (i) there are to be no actual or perceived negative implications to any of the Corporation's stakeholders; (ii) each officer and employee will be subject to a limit of two appointments to commercial public boards; (iii) no officer or employee may accept an appointment to the board of a supplier or competitor of the Corporation; (iv) the appointment will not give rise to a conflict of interest; (v) the appointment will have no impact on the current duties and responsibilities of the appointee with the Corporation; (vi) appointees will not be covered by the Corporation's insurance or indemnity; and (vii) all determinations are to be made by the President and CEO and the Chairman if appointments are for employees or officers other than the CEO, and by the Compensation Committee in the case of the CEO's appointment to an outside board.

2.3 Integrity of Financial Reporting and Disclosures

Calfrac's board of directors has adopted a Disclosure Policy that is designed to ensure that communication with the investing public about the Corporation is timely, factual, accurate and broadly disseminated in accordance with applicable legal and regulatory requirements.

Calfrac's business transactions are to be properly authorized, completed and accurately recorded in the Corporation's books and records in accordance with Canadian Generally Accepted Accounting Principles and established Calfrac accounting policies.

All significant events or developments which have occurred, or which may occur, and which could have a material effect on the financial position of the Corporation or its results of operations will be promptly disclosed to a representative of senior management and the Disclosure Policy Committee.

The retention or proper disposal of the Corporation's records shall be in accordance with established policies and procedures and applicable legal and regulatory requirements. Should any director, officer, employee or consultant have cause to believe that this is not the case, they are required to bring this to the attention of a representative of senior management.

2.4 Commitment to the Environment, Health and Safety

Calfrac is committed to concern and respect for the environment and for the health and safety of the public and all employees and contractors of the Corporation. Directors, officers, employees and contractors are expected to contribute to this commitment by giving due regard to all applicable laws and regulatory requirements, safety standards, and industry codes of practice. Directors, officers, employees and contractors shall also endeavor, wherever possible, to improve operations to avoid injury, sickness or death to persons or damage to property.

2.5 Employee Relations

Calfrac believes that its staff is a valuable asset to be treated with due respect and honesty, to be hired, compensated and promoted without discrimination by reason of race, ethnic or national origin, religion, age, sex, sexual orientation, marital status, political belief, physical handicap or pardoned conviction.

The Corporation encourages and rewards integrity in all aspects of employee relations, and strives to eliminate inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal or alienation from the organization.

The Corporation is committed to providing an environment that enables all staff to pursue their careers free from any form of discrimination or harassment, and accordingly, all directors, officers, employees and contractors must strictly adhere to applicable anti-discrimination laws. Directors, officers, employees and contractors are directed to refer to the Corporation's *Harassment Policy* and *Performance Management Policy* for further details.

3.0 PROCEDURES

3.1 Certification of Compliance with Code of Business Conduct and Ethics

To communicate the Code and to ensure that all directors, officers, employees and contractors understand and comply with its terms, the following certification process has been established:

- new directors, officers, employees and contractors of the Corporation will be requested to certify their review of and agreement to be bound by the Code as a condition of employment or contractual arrangement; and

- all directors, officers, employees and contractors of the Corporation will be asked to certify their review of and compliance with the fundamental principles and procedures contained in the Code in January of each year.

3.2 Waiver from Compliance with Code of Business Conduct and Ethics

Only the President and Chief Executive Officer of the Corporation may grant a waiver from compliance with the Code. The granting of any such waiver must be promptly disclosed to the Corporation's board of directors in writing, together with a description of the nature of the exception, the timing and form of notification and the reason for granting the waiver.

"Implicit waivers" are included within the definition of "waivers" and are defined as the failure by the Corporation to take action within a reasonable period of time regarding a departure from a provision of the Code that has been made known to senior management.

3.3 Reporting of Any Illegal or Unethical Behavior

Calfrac encourages its officers, employees and contractors to speak to a representative of senior management at any time if there is any doubt about the best course of action in a particular situation. Guidance on possible issues that officers, employees and contractors might potentially face has been provided as a supplement to the Code (refer to *Guidance on Application of the Code of Business Conduct and Ethics* that follows), although no list can cover all aspects of interpretation.

The Corporation's officers, employees and contractors are required to promptly report violations of law, rules, regulations or this Code to a representative of senior management or the board of directors. Violations may be reported in confidence and every effort will be made to protect the confidentiality of those furnishing information. The Corporation will not tolerate retaliation, in any form, against any person for complaints or reports made in good faith.

4.0 COMPLIANCE / EXCEPTIONS

4.1 Compliance

Compliance with the Corporation's *Business Practice Statements* is considered mandatory. Any contravention of Calfrac's *Business Practice Statements* and policies is considered a performance issue and may result in disciplinary action, up to and including termination with cause. Guidelines reflect the elements of *Business Practice Statements* that allow for discretionary action. Enforcement of *Business Practice Statements* and policies is the responsibility of management.

4.2 Exception

If a director, officer, employee or consultant contravenes or intends to contravene any *Business Practice Statement* (including any policy referred to therein), or has knowledge of any other individual who has contravened or intends to contravene any *Business Practice Statement*, they shall report the contravention or intended contravention to the Vice-President, Corporate Services immediately, in advance if possible, who will in turn communicate such contravention to the President and Chief Executive Officer of the Corporation. In extreme circumstances, such as risk to health, safety, or financial loss, or when the Vice-President, Corporate Services cannot be notified, employees should exercise prudence and judgment in applying the intent of the Code. All exceptions must be documented in writing, including the timing and form of notification.

4.3 Uncontrolled if Printed

The approved versions of Calfrac's *Business Practice Statements* are electronically stored and communicated on Calfrac's internal network under "Public Folders". The reference to "Uncontrolled if printed" reflects the need to ensure that the effective date of any printed version is the same as the electronic version stored on the Corporation's network.

GUIDANCE ON APPLICATION OF THE CODE OF BUSINESS CONDUCT AND ETHICS

The following is a supplement to the Code and provides guidance on possible issues that some directors, officers, employees and contractors might potentially face in applying the fundamental principles of the Code. This list is not meant to be exhaustive.

Compliance with Laws	▪ Violations of the Canadian *Corruption of Foreign Public Officials Act* or the U.S. *Foreign Corrupt Practices Act*. ▪ Making inaccurate or misleading certifications, reports, statements or claims to securities regulators, government representatives or agencies. ▪ The use, diversion or concealment of company assets, directly or indirectly, for illegal or improper purposes. ▪ Use of vendors, suppliers or contractors who violate the law. ▪ Not performing required inspections, tests or procedures as required by law, regulation or standard industry practices.
Insider Trading	▪ Buying and selling the securities of a corporation when you are aware of material information that has not been disclosed to the public that you have obtained in connection with your employment or business arrangements. ▪ Giving stock tips to friends, relatives or spouses about a corporation based on information that has not been disclosed to the public that you have obtained in connection with your employment or business arrangements with that corporation.
Conflicts of Interest or Unethical Practices	▪ Using corporate resources in another business in which a director, officer, employee, contractor, or another party related to such persons, is involved. ▪ Having a personal financial interest (or having a family member with such an interest) in any organization supplying property, goods or services to Calfrac (with the exception of up to 5% ownership in publicly traded companies). ▪ Offering, soliciting, or accepting payments, gifts or favours from companies or individuals doing business with the Corporation, other than the giving or receiving or gifts with nominal value, such as promotional items. ▪ Hiring, supervising or evaluating the performance of relatives or spouses. ▪ Using normal business hours to conduct personal business or outside activities unrelated to the business of the Corporation.
Protection of Confidential Information	▪ Disclosing confidential corporate information to anyone outside of the Corporation, and in particular, any representative of the media, anyone having business dealings with the Corporation, and other oil and gas well services companies. ▪ Improper use or copying of information or software applications of third party vendors, suppliers, contractors, consultants or licensees. ▪ Disclosing confidential information about companies or individuals having business dealings with the Corporation without the consent of such parties. ▪ Disclosing personal information in a manner that is not in compliance with the *Personal Information Protection Act* (PIPA), or the *Personal Information Protection and Electronic Document Act* (PIPEDA).
Protection of Property	▪ Failure to comply with the Corporation's *Internet and E-mail Use* policy when making use of the Corporation's computers, whether before, during or after regular working hours.
Financial Reporting and Disclosure Controls	▪ Failing to respond adequately to identified weaknesses within internal controls to protect corporate assets from unauthorized access, improper use or misappropriation. ▪ Entering into a commitment to spend the Corporation's funds, or executing a legally binding agreement, without proper authority in accordance with the *Authorities and Spending Limits* policy. ▪ Entering inaccurate, unreasonable or unsupportable estimates into the financial records of the Corporation.

Environment, Health and Safety Commitment	▪ Failing to report environmental, health or safety hazards or incidents. ▪ Failing to comply with environmental, health or safety laws and regulations, or internal practices (i.e., standard operating procedures for field activities). ▪ Undertaking work activities in an unsafe manner or during unsafe conditions. ▪ Failing to report or to follow up on reports about possible environmental, health or safety concerns.
Employee Relations	▪ Any form of discriminatory or harassing behavior, including physical or psychological forms of harassment. ▪ Providing employment references to a third party on behalf of a former employee or contractor in a manner contrary to the Corporation's policy. ▪ Failing to perform an evaluation of an employee's or contractor's performance in accordance with the Corporation's policy. ▪ Failing to set clear expectations of performance, or failure to measure performance relative to agreed upon goals and objectives.